THOMPSON COBURN LLP
One US Bank Plaza
St. Louis, MO  63101
(314) 552-6295

January 21, 2011

EDGAR  CORRESPONDENCE

Kimberly A. Browning, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
450 5th Street, NW, 5-6
Washington, DC  20549

Re:  MainGate Trust (SEC File Nos. 333-170422 and 811-22492)

Dear Kimberly:

We are responding to the Staff’s comment letter dated December 27, 2010 with respect to the initial registration statement on Form N-1A filed on behalf of the Trust’s initial series, MainGate Trust MLP Fund (the “Fund”).  We have addressed all of the Staff’s comments as described below.  Attached to this letter as Exhibit A are revised pages from the Fund’s Prospectus, marked to show changes responsive to the Staff’s comments.

Prospectus

Front Cover Page

1. Comment:  Inform the staff whether the Fund will circulate the prospectus to potential investors or others before filing a pre-effective amendment in response to staff comments.

Response:   We confirm that the Fund will not circulate a prospectus to potential investors or others before filing a pre-effective amendment.

2.	Comment: Confirm that ticker symbols will be included on the cover page.

Response:  We confirm that ticker symbols will be included on the cover page.

3. Comment:   Revise the prospectus (including cover page disclosure if necessary) to state prominently that unlike most mutual funds, the Fund will not enjoy flow-through tax treatment as a regulated investment company (“RIC”) under subchapter M of the Internal Revenue Code (the “Code”) but will instead be taxed as a corporation. Supplementally, explain why the Fund will not elect to be taxed as a RIC under subchapter M.

Response:    As requested, we have added the disclosure set forth below as the second paragraph under “Principal Investment Strategies” in the Summary Prospectus, and we included similar disclosure under “Principal Risks - Fund Tax Risks” and “Net Asset Value” as described in this letter:

Unlike most mutual funds, the Fund will not enjoy flow-through tax treatment but instead will be taxed as a regular corporation for U.S. federal income tax purposes.  Because of the Fund’s concentration in MLPs, the Fund is not eligible to elect to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”).  Accordingly, the Fund is subject to U.S. federal income tax on its taxable income at rates applicable to corporations (currently at a maximum rate of 35%) as well as state income taxes.  The investment strategy of investing primarily in MLPs and electing to be taxed as a regular corporation, rather than as a regulated investment company for U.S. federal income tax purposes, is a new and untested investment strategy for mutual funds such as the Fund.

Supplementally, the Staff has requested an explanation as to why the Fund is not eligible to be treated as a RIC.  Because MainGate proposes to invest at least 80% of its assets in MLPs that will be treated as qualified publicly traded partnerships, it cannot be a RIC.  Section 851(b)(3)(B)(iii) of the Code requires that, in order to be qualified as a RIC, a fund may not invest more than 25% of its assets in the securities of one or more “qualified publicly traded partnerships.”  A qualified publicly traded partnership is defined by Code section 851(h) as a publicly traded partnership described in Code section 7704(b) other than a partnership that earns the same type of passive income that a RIC would be permitted to earn, e.g., dividends and interest.  Thus, the cross-reference to a qualified publicly traded partnership is to a publicly traded partnership that earns income and gains from such activities as the exploration, development, mining or production, processing, refining, transportation (including pipelines transporting gas, oil or products thereof), or the marketing of any mineral or natural resource (including fertilizer, geothermal energy, and timber) or industrial source carbon dioxide, or the transportation or storage of certain fuels.

Fees and Expenses

4. Comment:  The form of expense limitation agreement filed by the Fund does not refer to the payment of offering expenses by the adviser or the recoupment of that expense.  Identify the obligation of the adviser to pay offering expenses of the Fund and whether the adviser may recoup such expenses.  If the adviser may recoup such expenses, use words other than “waive” to describe the adviser’s actions such as “expense ceiling”.  If applicable, disclose that the Board must approve any recoupment payment made to the adviser.

5. Response:    As requested, we have revised the Fund’s Expense Limitation Agreement to confirm that the Fund’s adviser has agreed to pay the Fund’s initial organizational and offering expenses, in addition to waiving its advisory fees/reimbursing the Fund in order to cap certain operating expenses of the Fund for its first two years of operation.   The agreement states that the adviser may recoup operating expenses paid on behalf of the Fund within three years of the payment.  The agreement does not permit the adviser to recoup any organizational or offering expenses paid on behalf of the Fund.   Attached as Exhibit B is a revised draft expense cap agreement marked to show these changes.  Board approval is not required for any recoupment payment made to the adviser.  An executed copy of the Expense Limitation Agreement will be included in the next pre-effective amendment.

6. Comment:   If the costs of short sales will constitute a material expense of the Fund, add a subcaption under “Other Expenses” to disclose specifically such costs or, alternatively, confirm that the “Other Expenses” caption includes an estimate for any dividends, interest, or premiums and/or expenses that would be paid for shares sold short.  Add disclosure on the mechanics and additional expenses entailed in short selling.

Response:  The Fund’s adviser has confirmed that the costs of short sales will not constitute a material expense of the Fund.

7. Comment:  Add disclosure to footnote (1) of the fee table to explain whether “other expenses” includes estimated tax liabilities which may be incurred by the Fund in its first year of operations.  Advise whether the Fund will sticker the prospectus if the Fund books a material tax liability in order to make accurate the net operating expense ratio of the Fund.

Response:  As requested, we confirm that the Fund will sticker its prospectus if the Fund books a material tax liability in order to make accurate the net operating expense ratio of the Fund.  As requested, we have added the following disclosure to footnote (1) of the fee table as follows:

“Other Expenses” does not reflect estimated deferred and current income tax liability to be incurred by the Fund.  The Fund will accrue deferred income tax liability for its future tax liability associated with the capital appreciation of its investments and the distributions received by the Fund on MLP interests considered to be return of capital and for any net operating gains.  The Fund’s accrued deferred tax liability will be reflected each day in the Fund’s net asset value per share.  The Fund’s current and deferred tax liability, if any, will depend upon the Fund’s net investment gains and losses and realized and unrealized gains and losses on investments and therefore may vary greatly from year to year depending on the nature of the Fund’s investments, the performance of those investments and general market conditions.  Actual income tax expense, if any, will be incurred over many years, depending on if and when investment gains and losses are realized, the then-current basis of the Fund’s assets and other factors.  The Fund cannot accurately estimate anticipated current and deferred tax expenses prior to the commencement of investment operations.

Expense Example

8. Comment:  Delete the penultimate sentence and relocate it to appear after the information disclosed in response to Items 1-8 of Form N-1A.

Response:  As requested, we have deleted this sentence.

Portfolio Turnover

9. Comment:  Delete the last sentence and relocate it to appear after the information disclosed in response to Items 1-8 of Form N-1A.

Response:  As requested, we have deleted this last sentence.

Principal Strategies

10. Comment:  Clarify whether the Fund will concentrate its investments in the energy “sector” or the energy “industry.”

Response:  As requested, we have conformed the Fund’s prospectus (and the fundamental investment objective in the SAI) to state that the Fund concentrates its investments in the energy sector.

11. Comment:  Confirm that the total return (comprised of income and capital appreciation) which the Fund seeks do not consist of return of capital distributions from the MLPs.

Response:   The Fund’s adviser has asked us to confirm to the Staff that the Fund does not intend to rely on return of capital distributions from MLPs in which it invests in order to meet its investment objective.

12. Comment:  Revise the Fund’s policy stating that it will invest at least 80% of its net assets in MLPs to comply with the SEC Name Rule.

Response:  As requested, we have revised the Fund’s policy as follows:

The Fund will invest at least 80% of its net assets (plus borrowings for investment purposes) in MLP interests under normal market conditions.

13. Comment:  Disclose the “other interests” issued by MLPs and describe the derivative securities that have economic characteristics of MLP securities in which the Fund may invest.  Advise the Staff which entities can be the economic equivalent of an MLP and discuss the differences in potential liability between the derivatives and the limited partnership interests of MLPs.  Describe the nature of the Fund’s investments in economic equivalent derivative securities.

Response:  As requested, we have revised the disclosure referenced above to replace it with the following:

MLP Interests.  MLP interests in which the Fund may invest include equity interests issued by MLPs (which typically consist of common units and general partner interests), as well as options on MLPs and MLP indices, each as described below.  The Fund may invest in different classes of MLP interests that may have different voting, trading, and distribution rights.

Common Units.  Common units of many MLPs are listed and traded on national securities exchanges.  Holders of MLP common units typically have very limited control and voting rights. Common unitholders typically are entitled to receive the minimum quarterly distribution (the “MQD”), including arrearage rights, from the issuer.  In the event of a liquidation, unitholders are intended to have a preference on the remaining assets of the issuer over holders of subordinated units.

General Partner Interests.  The general partner (or managing member) interest in an MLP typically is retained by the original sponsor of the MLP, such as its founder, corporate partner or the entity that sold assets to the MLP. The sponsor/interest holder can be liable in certain circumstances for amounts greater than the amount of its investment.  These interests often confer direct board participation rights in, and in many cases control over the operations of, the MLP. General partner (or managing member) interests receive cash distributions, typically in an amount of up to 2% of available cash, which amount is contractually defined in the partnership or limited liability company agreement. In addition, holders of these interests typically receive incentive distribution rights, which provide them with an increasing share of the entity’s aggregate cash distributions upon the payment of per common unit distributions that exceed specified threshold levels above the MQD. Due to the incentive distribution rights, general partner interests have higher distribution growth prospects than their underlying MLPs, but quarterly incentive distribution payments would also decline at a greater rate than the decline rate in quarterly distributions to common unitholders in the event of a reduction in the MLP’s quarterly distribution.

I-Shares.  I-Shares represent an ownership interest issued by an affiliate of an MLP. The MLP affiliate uses the proceeds from the sale of I-Shares to purchase limited partnership interests in the MLP in the form of I-units. Thus, I-Shares represent an indirect limited partner interest in the MLP. I-units have features similar to MLP common units in terms of voting rights, liquidation preference and distribution. I-Shares differ from MLP common units primarily in that instead of receiving cash distributions, holders of I-Shares will receive distributions of additional I-Shares in an amount equal to the cash distributions received by common unit holders. I-shares are traded on a national exchange.

MLP Derivatives.  The Fund may purchase and sell exchange-listed put and call options on MLPs and on various MLP indices.  These derivative  transactions may be used in an attempt to protect against possible changes in the market value of securities held in, or to be purchased for, the Fund’s portfolio resulting from securities markets or currency exchange rate fluctuations, to protect the Fund’s unrealized gains in the value of its portfolio securities, to facilitate the sale of such securities for investment purposes,  or to establish a position in the derivatives markets as a substitute for purchasing or selling particular securities.  Derivative transactions may also be used to enhance potential gain.  The use of derivative transactions is a function of numerous variables including market conditions.  The ability of the Fund to utilize these techniques successfully will depend on the Adviser’s ability to predict market movements, which cannot be assured.  The Fund will comply with applicable regulatory requirements when implementing these strategies, techniques and instruments, and the Fund will segregate assets (or as provided by applicable regulations, enter into certain offsetting positions) to cover its obligations under options to limit leveraging of the Fund.

Principal Risks

14. Comment:  The Fund’s prospectus states that it will invest in MLPs that operate businesses engaged in the energy sector.  Please confirm whether the principal risks of investing in these MLPs should include additional factors, such as potential liabilities for the MLP’s activities, such as environmental damage, or the potential that the demand for energy MLPs may exceed the supply.

Response:  As requested, we have expanded the section “Principal Risks - Energy Sector Risks” to disclose additional risks related to, among others, Supply and Demand, Environmental and Regulatory Risks.

Deferred Tax Risk

15. Comment:  Distinguish the tax risks involved with investing in MLPs and the risks of investing in the Fund.  Summarize the difference between a deferred tax liability and a deferred tax asset of the Fund.  Disclose in a separate risk disclosure paragraph the risks of deferred tax assets and liabilities.

Response:  As requested, we have expanded the “Principal Risks” section to include the following new and separate disclosures:

MLP Tax Risks.

•
MLPs do not pay U.S. federal income tax at the partnership level. Rather, each partner is allocated a share of the partnership’s income, gains, losses, deductions and expenses. A change in current tax law, or a change in the underlying business mix of a given MLP, could result in an MLP being treated as a corporation for U.S. federal income tax purposes, which would result in the MLP being required to pay U.S. federal income tax (as well as state and local income taxes) on its taxable income. The classification of an MLP as a corporation for U.S. federal income tax purposes would have the effect of reducing the amount of cash available for distribution by the MLP.  If any MLP in which the Fund invests were treated as a corporation for U.S. federal income tax purposes, it could result in a reduction of the value of the Fund’s investment in the MLP and lower income to the Fund.

•
The portion, if any, of a distribution received by the Fund as the holder of an MLP interest that is offset by the MLP’s tax deductions or losses generally will be treated as a return of capital to the extent of the Fund’s tax basis in the MLP interest, which will cause income or gain to be higher, or losses to be lower, upon the sale of the MLP interest by the Fund. The final portion of the distributions received by the Fund from underlying MLPs that are considered return of capital will not be known until the Fund receives Schedules K-1 from all of its MLP investments.

Fund Tax Risks.

•
The Fund is subject to U.S. federal income tax on its taxable income at rates applicable to corporations (currently at a maximum rate of 35%) as well as state income taxes.  Unlike most mutual funds, the Fund will not enjoy flow-through tax treatment but instead will be taxed as a regular corporation for U.S. federal income tax purposes.  Because of the Fund’s concentration in MLPs, the Fund is not eligible to elect to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”).  The Fund’s strategy of investing primarily in MLPs and electing to be taxed as a regular corporation, rather than as a regulated investment company for U.S. federal income tax purposes, is a new and untested investment strategy for mutual funds.

•
In calculating the Fund’s daily NAV in accordance with generally accepted accounting principles, the Fund will account for its deferred tax liability and/or asset balances.  The Fund will accrue a deferred income tax liability balance, at the currently effective statutory U.S. federal income tax rate (currently 35%) plus an estimated state and local income tax rate, for its future tax liability associated with the capital appreciation of its investments and the distributions received by the Fund on equity securities of MLPs considered to be a return of capital and for any net operating gains.  Any deferred tax liability balance will reduce the Fund’s NAV.  Upon the Fund’s sale of an MLP, the Fund will be liable for previously deferred taxes.  If the Fund is required to sell MLPs to meet redemption requests, the Fund may recognize gains for U.S. federal, state and local income tax purposes, which will result in corporate income taxes imposed on the Fund.

•
A portion of the Fund’s distributions to shareholders may be treated as a return of capital and would not be subject to U.S. federal income tax, but would have the effect of reducing a shareholder's basis in his or her Fund shares, which would cause gains to be higher, or losses to be lower, upon the sale of shares by the shareholder.

Deferred Tax Assets and Liabilities Risks;Potential NAV Decline

•
The Fund will accrue a deferred tax asset balance, which reflects an estimate of the Fund’s future tax benefit associated with net operating losses and unrealized losses.  Any deferred tax asset balance will increase the Fund’s NAV.  To the extent the Fund has a deferred tax asset balance, the Fund will assess whether a valuation allowance, which would offset the value of some or all of the Fund’s deferred tax asset balance, is required, considering all positive and negative evidence related to the realization of the Fund’s deferred tax asset.  The Fund intends to assess whether a valuation allowance is required to offset some or all of any deferred tax asset balance in connection with the calculation of the Fund’s NAV per share each day; however, to the extent the final valuation allowance differs from the estimates of the Fund used in calculating the Fund’s daily NAV, the application of such final valuation allowance could have a material impact on the Fund’s NAV.

•
The Fund’s deferred tax liability and/or asset balances are estimated based on effective tax rates expected to apply to taxable income in the years such balances are realized.  The Fund will rely to some extent on information provided by MLPs regarding the tax characterization of the distributions made by such MLPs, which may not be provided to the Fund on a timely basis, to estimate the Fund’s deferred tax liability and/or asset balances for purposes of financial statement reporting and determining its NAV.  The Fund’s estimates regarding its deferred tax liability and/or asset balances are made in good faith; however, the daily estimate of the Fund’s deferred tax liability and/or asset balances used to calculate the Fund’s NAV could vary dramatically from the Fund’s actual tax liability, and, as a result, the determination of the Fund’s actual tax liability may have a material impact on the Fund’s NAV.   From time to time, the Fund may modify its estimates or assumptions regarding its deferred tax liability and/or asset balances as new information becomes available.  Modifications of the Fund’s estimates or assumptions regarding its deferred tax liability and/or asset balances and any applicable valuation allowance, changes in generally accepted accounting principles or related guidance or interpretations thereof, limitations imposed on net operating losses (if any) and changes in applicable tax law could result in increases or decreases in the Fund’s NAV per share, which could be material.

16. Comment:  Disclose the capitalization sizes of the MLPs in which the Fund will invest.  Describe the extent to which the adviser will invest in small-, mid- and large-cap MLPs.

Response:  As requested, we have revised the disclosure regarding market capitalizations of MLPs in which the Fund will invest as follows:

The Fund may invest in MLPs of any market capitalization.  Certain MLPs in which the Fund may invest may have small or medium-sized capitalizations, which may be less liquid and more vulnerable to adverse general market or economic developments.

Additional Information About the Fund’s Principal Strategies and Related Risks

17. Comment:  Confirm all strategies and risks disclosed in this section are summarized in the Item 4 disclosure.  Describe the extent of the Fund’s investment in foreign securities.

Response:    As requested, we confirm that all strategies and risks disclosed in this section have been summarized in the Item 4 disclosure (revised as outlined in this letter).

The Fund’s adviser has confirmed that the Fund does not intend to invest substantially in foreign securities and that its foreign investments likely would be limited to a small number of Canadian income and royalty trusts, which are similar to MLPs and have risks similar to those of MLPs.  The prospectus currently discloses that the Fund may invest up to 20% of its assets in foreign securities.

18. Comment:  Disclose when and under what circumstances the adviser will engage in shorter-term transactions with a significant portion of the Fund’s portfolio.

Response:  As requested, we have added the following disclosure to Item 4:

The advisor believes in buying stocks of companies that will produce favorable results over the long-term and, therefore, the Fund does not intend to purchase or sell securities for short-term trading purposes.  However, there is no limit on the advisor’s ability to engage in short-term transactions and the advisor may sell a stock without regard to portfolio turnover if the adviser identifies other investments it deems more attractive than current holdings, if the security achieves the adviser's target valuation, if the MLP investment experiences an adverse development or a change in management or management philosophy, when the advisor determines that its expectations and those of the market are mismatched, or for temporary defensive purposes. Active trading by the advisor could result in high portfolio turnover.

19. Comment:  Disclose the experience of the adviser in running a registered investment company that invests in MLPs.

Response:   Supplementally, the Fund’s adviser has requested that we inform the Staff that Messrs. Mavar and Mead, Portfolio Managers of the Fund, have been investing clients’ assets in MLPs on a discretionary basis since 1996, however, they have no experience operating a mutual fund that invests in MLPs.  As requested, we have added the following disclosure as the last sentence under “Management Risk.”

Although the adviser has experience managing discretionary private accounts that invest in MLPs and other securities, the adviser has no prior experience managing a registered investment company that invests in MLPs.

Account Information – How to Buy Shares

20. Comment:  Confirm whether the adviser alone makes the determination to waive investment minimums for Class A shares and describe how investors can ascertain whether an investment minimum or sales load may be waived.

Response:  As requested, we have revised this disclosure to state that the adviser may waive investment minimums for Class A shares under certain limited circumstances as follows:

Front end sales charges on Class A shares may be waived by the adviser for the following purchasers: (1)  any affiliate of the adviser or any of the Fund’s officers or trustees; (2) registered representatives of any broker-dealer authorized to sell Fund shares; (3) members of the immediate e families of any of the foregoing; (4) fee-based investment advisers, financial planners, bank trust departments or registered broker-dealers who are purchasing on behalf of their customers; and (5) retirement, profit-sharing and pension plans that invest $1 million or more or that have more than 100 participants.

21. Comment:  Disclose how an investor can determine whether a broker-dealer or other financial institution is authorized to accept purchase and redemption orders on the Fund’s behalf.

Response:  As requested, we have revised this disclosure to state that an investor should contact its broker-dealer or other financial institution or call the Fund’s toll-free number  to determine whether that institution is authorized to accept purchase and redemption orders on the Fund’s behalf.

Fund Policy on Market Timing

22. Comment:  Disclose whether or not the Fund accommodates frequent purchases and redemptions of Fund shares.

Response:   Under “Fund Policy on Market Timing,” we have revised the first sentence as underlined:

“The Fund discourages market timing and will not accommodate frequent purchases and redemptions of Fund shares.”

Determination of Net Asset Value

23. Comment:  Revise this section to clarify that the Board supervises fair valuation

Response:  As requested, we have revised this section to state that fair valuation will be determined “in good faith by the adviser according to procedures established by the Board of Trustees and under the Board’s ultimate supervision.”

24. Comment:  Disclose any material issues related to the valuation of MLP interests as well as the impact of deferred tax liabilities and assets.

Response:  As requested, we have enhanced the “Net Asset Value” section by adding the following underlined disclosures:

The NAV ~~of~~ per share for each class of shares ~~is calculated at~~ of the Fund is determined once daily as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time) ~~on~~ each day the ~~New York Stock~~ Exchange (“NYSE”) ~~is open for business (the NYSE is closed on weekends, most Federal holidays and Good Friday).  For each class, the NAV~~ is open for trading. The Board reserves the right to calculate the NAV per share and adjust the offering price more frequently than once daily if deemed desirable. NAV per share for each class is ~~calculated~~ determined by dividing the ~~total~~ value of the Fund’s portfolio securities, cash and other assets (including accrued interest and ~~dividends accrued but not yet received) minus~~ the Fund’s deferred tax asset, if any, less any applicable valuation allowance) attributable to such class, less all liabilities ~~of that class~~ (including accrued expenses and the Fund’s deferred tax liability, if any) attributable to such class, by the total number of shares of the class outstanding. Differences in net asset values per share of each class of the Fund’s shares are generally expected to be due to the daily expense accruals of the 12b-1 service fees applicable to Class A shares.

*           *           *
Because of the Fund’s concentration in MLPs, the Fund is not eligible to elect to be treated as a regulated investment company under the Code.  In calculating the Fund’s daily NAV in accordance with generally accepted accounting principles, the Fund will account for its deferred tax liability and/or asset balances. The Fund will accrue a deferred income tax liability balance, at the currently effective statutory U.S. federal income tax rate (currently 35%) plus an estimated state and local income tax rate, for its future tax liability associated with the capital appreciation of its investments and the distributions received by the Fund on equity securities of MLPs considered to be a return of capital and for any net operating gains.  Any deferred tax liability balance will reduce the Fund’s NAV.  Upon the Fund’s sale of an MLP, the Fund will be liable for previously deferred taxes.  If the Fund is required to sell MLPs to meet redemption requests, the Fund may recognize gains for U.S. federal, state and local income tax purposes, which will result in corporate income taxes imposed on the Fund.

The Fund will accrue a deferred tax asset balance, which reflects an estimate of the Fund’s future tax benefit associated with net operating losses and unrealized losses.  Any deferred tax asset balance will increase the Fund’s NAV.  To the extent the Fund has a deferred tax asset balance, the Fund will assess whether a valuation allowance, which would offset the value of some or all of the Fund’s deferred tax asset balance, is required, considering all positive and negative evidence related to the realization of the Fund’s deferred tax asset.  The Fund intends to assess whether a valuation allowance is required to offset some or all of any deferred tax asset balance in connection with the calculation of the Fund’s NAV per share each day; however, to the extent the final valuation allowance differs from the estimates of the Fund used in calculating the Fund’s daily NAV, the application of such final valuation allowance could have a material impact on the Fund’s NAV.

The Fund’s deferred tax liability and/or asset balances are estimated based on effective tax rates expected to apply to taxable income in the years such balances are realized.  The Fund will rely to some extent on information provided by MLPs regarding the tax characterization of the distributions made by such MLPs, which may not be provided to the Fund on a timely basis, to estimate the Fund’s deferred tax liability and/or asset balances for purposes of financial statement reporting and determining its NAV.  The Fund’s estimates regarding its deferred tax liability and/or asset balances are made in good faith; however, the daily estimate of the Fund’s deferred tax liability and/or asset balances used to calculate the Fund’s NAV could vary substantially from the Fund’s actual tax liability, and, as a result, the determination of the Fund’s actual tax liability may have a material impact on the Fund’s NAV.   From time to time, the Fund may modify its estimates or assumptions regarding its deferred tax liability and/or asset balances as new information becomes available.  Modifications of the Fund’s estimates or assumptions regarding its deferred tax liability and/or asset balances and any applicable valuation allowance, changes in generally accepted accounting principles or related guidance or interpretations thereof, limitations imposed on net operating losses (if any) and changes in applicable tax law could result in increases or decreases in the Fund’s NAV per share, which could be material.

The Fund’s strategy of investing primarily in MLPs and electing to be taxed as a regular corporation, rather than as a regulated investment company for U.S. federal income tax purposes, is a new and untested investment strategy for mutual funds.  This strategy involves complicated and accounting, tax, NAV and valuation issues that may cause the Fund to differ significantly from most other open-end registered investment companies.  This may result in unexpected and potentially significant accounting, tax and valuation consequence for the Fund and its shareholders.  In addition, accounting, tax and valuation procedures in this area are still developing, and there may not always be a clear consensus among industry participants as to the most appropriate approach.  This may result in changes over time in the practices applied by the Fund, which, in turn, could have material adverse consequences on the Fund and its shareholders.

Dividends, Distributions and Taxes

24.	Comment: Disclose the material tax aspects for individuals investing through IRAs or other tax-deferred arrangements.

Response:  As requested, we have added the following new tax disclosure:

Individuals who invest in the Fund through IRAs or other tax-deferred arrangements generally will be liable for taxes on dividend income distributed by the Fund when monies are withdrawn from the tax-deferred arrangement.

25.
  Comment:    Disclose the adviser’s expertise or experience that informs the expectation of cash flow exceeding taxable income allocated to the Fund, the risk that past performance is not necessarily an indication of future results, and the risks in the event cash distributions are less than the taxable income allocated to the Fund.

Response:  The adviser has been managing private accounts that invest in MLPs and other securities on a discretionary basis since 2003, and two of the Fund’s portfolio managers, Messrs. Mead and Mavar, have been investing advisory clients’ accounts in MLPs since 1996.  As requested, we have enhanced this section to include the following new disclosures:

Based upon the adviser’s review of historic results of MLP investments by the adviser on behalf of its private client accounts, the adviser expects that the cash flow received by MLPs in which the Fund invests generally will exceed the taxable income allocated to the Fund (and this excess generally will not be currently taxable to the Fund but, rather, will result in a reduction of the Fund’s adjusted tax basis in each MLP as described in the following paragraph).  This is the result of a variety of factors, including significant non-cash deductions, such as accelerated depreciation. Past performance is not necessarily an indication of future results and there is no assurance that the adviser’s expectation regarding the tax character of MLP distributions will be realized.  If the adviser’s expectation is not realized and cash distributions are less than the taxable income allocated to the Fund, there may be greater tax expense borne by the Fund and less cash available to distribute to shareholders or to pay expenses.

SAI

1. Comment:  Explain each fundamental policy to the extent it refers to the 1940 Act.

Response:   The Fund has one fundamental policy that references the 1940 Act.  The Fund’s policy on senior securities states that it is not applicable to activities that may be deemed to involve the issuance or sale of a senior security by the Fund, provided that the Fund’s engagement in such activities is consistent with or permitted by the 1940 Act, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff.  (emphasis added).

In response to the Staff’s comment, we provide the following explanation.  The Investment Company Act of 1940 and applicable SEC interpretations permit mutual funds to engage in certain derivative transactions that could involve senior security issues, provided that asset segregation guidelines established by the SEC are adhered to by a fund.  Section 18(f) of the 1940 Act prohibits each Fund from issuing a senior security, subject to certain exceptions   The seminal SEC guidance on these exceptions is found in Securities Trading Practices of Registered Investment Companies, 1940 Act Release No. 10666, 44 Fed. Reg. 25,128 (1979).  SEC no-action letters on this topic include those issued to Merrill Lynch Asset Management, L.P., SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) 77,300 (Jul. 2, 1996) and Dreyfus Strategic Investing, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) 78,742 (Jun. 22, 1987).  Section 17(f) of the 1940 Act provides special requirements for swaps, requiring that tangible evidence of the swap agreement be maintained with a Fund’s custodian, and the custody requirements of this section also have implications for collateral arrangements for OTC derivatives.

Additional Information About Fund Investments and Risk Considerations

2. Comment:  Reorganize the section on principal and non-principal investment strategies to distinguish the two categories and delete any information duplicated in the prospectus.  Confirm all of the Fund’s non-principal investment strategies and risks are described in the SAI and that all principal strategies and risks are disclosed in the prospectus.

Response:  As requested, we have reorganized the SAI to distinguish between principal and non-principal investment strategies.  We confirm that all of the Fund’s non-principal investment strategies and risks are described in the SAI and that all of the Fund’s principal strategies and risks are disclosed in the prospectus.

Investment Limitations

3. Comment:  Disclose the Fund’s policy with respect to subsequent violations of percentage limitations.

Response:  As requested, we have added disclosure stating that the Fund will take commercially reasonable efforts to resolve any subsequent violation of percentage limitations due to market fluctuation or change in status of a security.  The SAI now states that the Fund will not vary from its percentage limitations on borrowing except as noted in the Staff’s comment #30 (e.g., three business days to reduce borrowings) or from its percentage limitation on illiquid securities except as noted in the Staff’s comment #34 (e.g., the Fund will take all steps in an orderly fashion to reduce its holdings in illiquid securities).

4. Comment:  Explain how the policy on merging with an investment company complies with § 18(f)(1) of the Act.

Response:  As requested, we have deleted the paragraph following the seventh enumerated fundamental policy regarding disposition of securities held by the acquired fund by the acquiring fund after a merger.

Fundamental

5. Comment:  Revise the disclosure to explain what actions the Fund will take in the event that the 300% asset coverage limitation is reached.

Response:  As requested, we have revised the disclose to explain that the Fund will within three days (not including Sundays and holidays) reduce its borrowings to the extent necessary to comply with the 300% asset coverage requirement under the Act.

6. Comment:  Disclose the amount of portfolio securities the Fund may loan and describe the Fund’s policy for loaning securities.

Response:   The Fund’s adviser has requested that we confirm to the Staff that the Fund does not intend to loan securities during its initial year of operations.

7. Comment:  Revise the concentration limit to reflect the group of industries within the energy sector in which the Fund will invest.

Response:  As requested and noted above in response to the Staff’s comment #9, we have revised the concentration limit to note that the Fund concentrates its investments in the Energy Sector as categorized according to the Global Industry Classification (“GIC”) Standard.

Non-Fundamental

8. Comment:  If the Fund may pledge assets to secure borrowings, revise the policy.

Response:  The Fund’s adviser has requested that we confirm to you that the Fund will not pledge assets to secure borrowings.

9. Comment:  Revise the disclosure on illiquid securities to reflect the 15% threshold.

Response:  As requested, we have revised the disclosure on illiquid securities to state that the Fund will not invest more than 15% of its net assets in illiquid or restricted securities.  We also noted that if the threshold is exceeded and not expected to be reduced through purchases of liquid securities in the ordinary course of business, the Fund will take all steps in an orderly fashion to reduce its holdings in illiquid securities.

Disclosure of Portfolio Holdings

10. Comment:  If accurate, revise the disclosure to explain it is actually the adviser acting on behalf of the Fund which provides information to entities within the ongoing categories and that other service agents may provide portfolio holding information to other entities.

Response:  As requested, we have revised the disclosure to reflect that it is the adviser which provides information to entities within the ongoing categories and that other service agents may provide portfolio holding information to other entities as underlined below:

DISCLOSURE OF PORTFOLIO HOLDINGS

The Fund is required to include a schedule of portfolio holdings in its annual and semi-annual reports to shareholders, which is sent to shareholders within 60 days of the end of the second and fourth fiscal quarters and which is filed with the SEC on Form N-CSR within 70 days of the end of the second and fourth fiscal quarters.  The Fund also is required to file a schedule of portfolio holdings with the SEC on Form N-Q within 60 days of the end of the first and third fiscal quarters.  The Fund must provide a copy of the complete schedule of portfolio holdings as filed with the SEC to any shareholder of the Fund, upon request, free of charge.  This policy is applied uniformly to all shareholders of the Fund without regard to the type of requesting shareholder (i.e., regardless of whether the shareholder is an individual or institutional investor).

           The adviser, on behalf of the Fund, releases portfolio holdings to third party servicing agents on a daily basis in order for those parties to perform their duties on behalf of the Fund.  These third party servicing agents include the Adviser, Distributor, Transfer Agent, Fund Accounting Agent, Administrator and Custodian.  ~~The Fund~~These third party servicing agents may provide portfolio holding information to other entities.  The adviser also may disclose the Fund’s portfolio holdings, as needed, to auditors, legal counsel, proxy voting services (if applicable), printers, pricing services, parties to merger and reorganization agreements and their agents, and prospective or newly hired investment Advisers or sub-Advisers.  The lag between the date of the information and the date on which the information is disclosed will vary based on the identity of the party to whom the information is disclosed.  For instance, the information may be provided to auditors within days of the end of an annual period, while the information may be given to legal counsel or prospective sub-advisers at any time.  ~~This information is disclosed to all such third parties under conditions of confidentiality.  “Conditions of confidentiality” include (i) confidentiality clauses in written agreements, (ii) confidentiality implied by the nature of the relationship (e.g., attorney-client relationship), (iii) confidentiality required by fiduciary or regulatory principles (e.g., custody relationships) or (iv) understandings or expectations between the parties that the information will be kept confidential.  To the extent that such third parties are fiduciaries of the Fund, they will be subject to an independent obligation not to trade on confidential information; however, the Fund does not require any confirmation from third parties that they will not trade on the confidential information.~~

Additionally, the Fund may enter into ongoing arrangements to release portfolio holdings to Morningstar, Inc., Lipper, Inc., Bloomberg, Standard & Poor’s, Thompson Financial and Vickers-Stock (“Rating Agencies”) in order for those organizations to assign a rating or ranking to the Fund.  In these instances portfolio holdings will be supplied by the adviser or one of the Fund’s servicing agents within approximately 25 days after the end of the month.  The Rating Agencies may make the Fund’s top portfolio holdings available on their websites and may make the Fund’s complete portfolio holdings available to their subscribers for a fee.  Neither the Fund, the Adviser, nor any of their affiliates receive any portion of this fee~~.  Information released to Rating Agencies is not released under conditions of confidentiality nor is it subject to prohibitions on trading based on the information~~.  The Fund also may post its complete portfolio holdings to its website within approximately 25 days after the end of the month.  The information will remain posted on the website until replaced by the information for the succeeding month.  The Fund’s website is located at www.~~MainGate~~MainGateFunds.com.

Portfolio holdings information will be disclosed to any such third parties only if previously filed with the SEC as set forth above or  pursuant to a written confidentiality agreement, reviewed and approved by the Board, and other “conditions of confidentiality,” which include (i) confidentiality clauses in written agreements, (ii) confidentiality implied by the nature of the relationship (e.g., attorney-client relationship, professional ethics), (iii) confidentiality required by fiduciary or regulatory principles (e.g., custody relationships) or (iv) understandings or expectations between the parties that the information will be kept confidential.  To the extent that such third parties are fiduciaries of the Fund, they also will be subject to an independent obligation not to trade on confidential information.

Type of Service Provider	Typical Frequency of Access to Portfolio Information	Type/Nature of Confidentiality Arrangement
Advisor and any subadviser	Daily	Written Contractual Agreement Ethical
Distributor	Daily	Written Contractual Agreement and Ethical
Transfer Agent, Fund Accounting Agent, and Administrator	Daily	Written Contractual Agreement and Ethical
Custodian	Daily	Written Contractual Agreement Fiduciary/Regulatory and Ethical
Auditor	Semi-Annually	Written Contractual Agreement Ethical
Legal counsel	Periodically, as needed	Written Contractual Agreement Ethical
Printers	Biannually	Written Contractual Agreement. All portfolio information disclosed is at least 30 days old.
Fund Rating Agencies	Monthly/quarterly	Written Contractual Agreement. All portfolio information disclosed is at least 25 days old.

           Except as described above, the Fund is prohibited from entering into any arrangements with any person to make available information about the Fund’s portfolio holdings without the prior authorization of the Chief Compliance Officer and the specific approval of the Board.  The Adviser must submit any proposed arrangement pursuant to which the Adviser intends to disclose the Fund’s portfolio holdings to the Board, which will review such arrangement to determine whether the arrangement is in the best interests of Fund shareholders. ~~Additionally, the~~ The Adviser, and any affiliated persons of the Adviser, are prohibited from receiving compensation or other consideration, for themselves or on behalf of the Fund, as a result of disclosing the Fund’s portfolio holdings. Any other proposed arrangement pursuant to which the Fund’s portfolio holdings will be disclosed must be submitted in advance to the Trust’s Chief Compliance Offer for approval, which must be based on the CCO’s determination that the arrangement is in the best interests of Fund shareholders.  Such disclosure may be made only pursuant to a written confidentiality agreement, which will be provided to the Board in advance for its review and approval. Finally, the Fund will not disclose portfolio holdings as described above to third parties that the Fund knows will use the information for personal securities transactions.

11. Comment:  Revise the disclosure to specify the type and nature of confidentiality agreements that will be required or, where there is no contractual obligation of confidentiality, that the Board will determine the adequacy and risks of such arrangements.

Response:  As requested, we have revised the discussion to specify the type and nature of confidentiality agreements that will be required or, where there is no contractual obligation of confidentiality, that the Board will determine the adequacy and risks of such arrangements.  Please see our response to Staff Comment #10 above.

12. Comment:  Disclose all attendant risks to the disclosures to Rating Agencies.

Response:   We are not aware of any risks related to disclosures to Rating Agencies, based on the Rating Agencies’ ability to use the information solely for the purpose provided and their obligation to adopt and implement procedures reasonably designed to prevent employees from trading on non-public information.

13. Comment:  If applicable, disclose any additional Fund procedures for the Board to monitor disclosure of non-public portfolio holdings beyond those mentioned in the fourth paragraph.

Response:  As requested, we have added a sentence that any request for disclosure of non-public portfolio holdings must be approved in advance by the Trust’s Chief Compliance Officer based on the CCO’s determination that the arrangement is in the best interests of shareholders, and that any such disclosure may only be provided pursuant to a written confidentiality agreement approved by the Board.  Please see our response to Staff Comment #10 above.

***

We trust that our responses satisfactorily resolve the issues raised by the Staff.  If not, please let us know and we will respond promptly. If you have any questions, please contact me at (314) 552-6295.

Sincerely,

THOMPSON COBURN LLP

By:  /s/ Dee Anne Sjögren

MAINGATE MLP FUND
Class A (____)
Class I (____)

PROSPECTUS
February __, 2011

6075 Poplar Avenue
Suite 402
Memphis, TN  38119

1-855-MLP-FUND (1-855-657-3863)
www.~~MainGate~~ maingatefunds .com

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

SUMMARY SECTION

Investment Objective

The investment objective of the MainGate ~~MP~~ MLP Fund (the “Fund”) is total return.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)
	Class A Shares	Class I Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	NONE
Maximum Deferred Sales Charge (Load)	NONE	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	NONE	NONE
Redemption Fee	NONE	NONE
Exchange Fee	NONE	NONE
~~Maximum Account Fee~~	~~$_____~~	~~$______~~

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class A Shares	Class I Shares
Management Fee	1.25%	1.25%
Distribution (12b-1) Fees	0.25%	NONE
Other Expenses1	0.40%	0.40%
Total Annual Fund Operating Expenses1	1.90%	1.65%
Fee Waiver/Expense Reimbursement2	(0.15%)	(0.15%)
Total Annual Fund Operating Expenses (After Fee Waiver/Expense Reimbursement)	1.75%	1.50%
1  Estimated for the current fiscal year.   “Other Expenses” does not reflect estimated deferred and current income tax liability to be incurred by the Fund.  The Fund will accrue deferred income tax liability for its future tax liability associated with the capital appreciation of its investments and the distributions received by the Fund on equity securities of MLPs considered to be return of capital and for any net operating gains.  The Fund’s accrued deferred tax liability will be reflected each day in the Fund’s net asset value per share.  The Fund’s current and deferred tax liability, if any, will depend upon the Fund’s net investment gains and losses and realized and unrealized gains and losses on investments and therefore may vary greatly from year to year depending on the nature of the Fund’s investments, the performance of those investments and general market conditions.  Actual income tax expense, if any, will be incurred over many years, depending on if and when investment gains and losses are realized, the then-current basis of the Fund’s assets and other factors.  The Fund cannot accurately estimate anticipated current and deferred tax expenses prior to the commencement of investment operations.

2  The Fund’s adviser contractually has agreed to waive its management fee and/or reimburse expenses so that total annual Fund operating expenses (excluding brokerage fees and commissions; borrowing costs, such as (a) interest and (b) dividend expenses on securities sold short; taxes; indirect expenses; 12b-1 fees, and extraordinary expenses) do not exceed 1.50% of the average daily net assets of each class through March 31, 2012.  This expense cap may not be terminated prior to this date except by the Board of Trustees.

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expense remain the same.  ~~Only the 1 year number shown below reflects the Adviser’s agreement to waive fees and/or reimburse Fund expenses.~~   Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 year	3 years
Class A Shares	$178	$582
Class I Shares	$153	$506

The Example does not reflect sales charges (loads) on reinvested dividends and other distributions. If these sales charges (loads) were included, your costs would be higher.

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual operating expenses or in the Expense Example above, affect the Fund’s performance.  ~~The Fund’s portfolio turnover rate is expected to be approximately 125% of the average value of its portfolio during its initial year of operations.~~

Principal Strategies

The Fund seeks to generate total return, comprised of capital appreciation and income, by investing in master limited partnership (“MLP”) interests.  The Fund seeks to achieve its investment objective by investing at least 80% of its net assets (plus borrowings for investment purposes) in MLP interests under normal market conditions.  MLPs are publicly traded partnerships primarily engaged in the transportation, storage, processing, refining, marketing, exploration, production, and mining of minerals and natural resources. By confining their operations to these specific activities, MLPs are able to trade on national securities exchanges exactly like the shares of a corporation, without entity level taxation.  ~~MLP interests in which the Fund may invest include units and other interests issued by MLPs and limited liability companies taxed as MLPs, investments that offer economic exposure to public MLPs in the form of securities of entities holding primarily general partner or managing member interests in MLPs and securities that are derivatives of MLP interests, such as exchange-traded shares and other derivative securities that have economic characteristics of MLP securities.~~  MLPs typically distribute income quarterly and have potential for capital appreciation to the extent that they experience growth in cash flow or earnings or increases in valuations.

Unlike most mutual funds, the Fund will not enjoy flow-through tax treatment but instead will be taxed as a regular corporation for U.S. federal income tax purposes.  Because of the Fund’s concentration in MLPs, the Fund is not eligible to elect to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”).  Accordingly, the Fund is subject to U.S. federal income tax on its taxable income at rates applicable to corporations (currently at a maximum rate of 35%) as well as state income taxes.  The investment strategy of investing primarily in MLPs and electing to be taxed as a regular corporation, rather than as a regulated investment company for U.S. federal income tax purposes, is a new and untested investment strategy for mutual funds such as the Fund.

Under normal circumstances, the Fund concentrates its investments in MLPs ~~that operate businesses engaged~~ in the energy sector.  The Fund typically invests in MLP interests that derive their revenues primarily from energy infrastructure assets or energy-related assets or activities, including: (i) energy-related logistical assets, including the gathering, transporting, processing, treating, storing, refining, distributing, mining or marketing of natural gas, natural gas liquids, crude oil, refined products or coal; (ii) businesses primarily engaged in the acquisition, exploitation and development of crude oil, natural gas and natural gas liquids; (iii) businesses that process, treat, and refine natural gas liquids and crude oil; and (iv) businesses engaged in owning, managing, and the transportation of alternative energy infrastructure assets including alternative fuels such as ethanol, hydrogen and biodiesel.

When selecting MLP interests for the Fund’s portfolio, the Fund’s adviser focuses on those that it believes own attractive businesses, with securities that are priced reasonably and that offer a balance of income and growth opportunities.  The adviser looks for securities that exhibit potential for earnings and cash flow growth, book or replacement values, distribution yields, and potential returns on invested capital relative to the current market prices, that it deems attractive.  In evaluating potential investments, the adviser also considers a broad range of other factors, such as a company’s position in its industry sector, internal growth prospects, its pricing flexibility, possible changes in its operating environment, and management’s own equity interest.  The adviser specifically focuses on MLP interests that it deems attractive in the current market based on the following considerations:

▪ MLPs often have stable distributions and attractive growth profiles.  The adviser seeks MLPs that continue their record of achieving earnings growth through operational expansion, rate increases, and acquisitions.

▪ MLPs in certain industries that operate strategically important assets typically generate stable, predictable cash flows.  For example, certain MLPs operate midstream energy assets that provide the core infrastructure for delivery of energy products to consumers, such as the pipeline delivery of petroleum products.  The adviser believes that these MLPs are positioned to generate stable cash flows throughout economic cycles due to the inelastic nature of demand for energy.

▪ High barriers to entry.  The adviser typically seeks MLPs with substantial asset bases and significant operations, which may enjoy a competitive advantage over other entities seeking to enter the midstream energy sector, due to high start-up costs and other barriers to entry.

▪ Inefficient market.  Because of a lack of broad institutional ownership and frequently thin retail trading, the liquidity in many MLP securities historically has been limited.  The adviser believes that due to this limited focus, the market for MLPs can experience inefficiencies which the adviser will seek to exploit.

~~Although recognizing the possibility of greater investment risk, it is anticipated that the Fund will invest in smaller, less-seasoned MLPs if the adviser believes there is an opportunity to achieve the overall investment objective of the Fund by making such investments.  Investments in these companies may involve greater financial risk and more limited trading liquidity.  The adviser intends to effect portfolio transactions that are longer term in nature but, on occasion may engage in shorter term transactions with a significant portion of the Fund’s portfolio.  Accordingly, the turnover rate for the Fund’s portfolio may at times exceed that of other investment companies.~~

  The Fund may invest in MLPs of any market capitalization.  Certain MLPs in which the Fund may invest may have small or medium-sized capitalizations, which may be less liquid and more vulnerable to adverse general market or economic developments.

MLP Interests .  MLP interests in which the Fund may invest include equity interests issued by MLPs (which typically consist of common units and general partner interests), as well as options on MLPs and MLP indices, each as described below.  The Fund may invest in different classes of MLP interests that may have different voting, trading, and distribution rights.

Common Units .  Common units of many MLPs are listed and traded on national securities exchanges.  Holders of MLP common units typically have very limited control and voting rights. Common unitholders typically are entitled to receive the minimum quarterly distribution (the “MQD”), including arrearage rights, from the issuer.  In the event of a liquidation, unitholders are intended to have a preference on the remaining assets of the issuer over holders of subordinated units.

General Partner Interests .  The general partner (or managing member) interest in an MLP typically is retained by the original sponsor of the MLP, such as its founder, corporate partner or the entity that sold assets to the MLP. The sponsor/interest holder can be liable in certain circumstances for amounts greater than the amount of its investment.  These interests often confer direct board participation rights in, and in many cases control over the operations of, the MLP. General partner (or managing member) interests receive cash distributions, typically in an amount of up to 2% of available cash, which amount is contractually defined in the partnership or limited liability company agreement. In addition, holders of these interests typically receive incentive distribution rights, which provide them with an increasing share of the entity’s aggregate cash distributions upon the payment of per common unit distributions that exceed specified threshold levels above the MQD. Due to the incentive distribution rights, general partner interests have higher distribution growth prospects than their underlying MLPs, but quarterly incentive distribution payments would also decline at a greater rate than the decline rate in quarterly distributions to common unitholders in the event of a reduction in the MLP’s quarterly distribution.

I-Shares .  I-Shares represent an ownership interest issued by an affiliate of an MLP. The MLP affiliate uses the proceeds from the sale of I-Shares to purchase limited partnership interests in the MLP in the form of I-units. Thus, I-Shares represent an indirect limited partner interest in the MLP. I-units have features similar to MLP common units in terms of voting rights, liquidation preference and distribution. I-Shares differ from MLP common units primarily in that instead of receiving cash distributions, holders of I-Shares will receive distributions of additional I-Shares in an amount equal to the cash distributions received by common unit holders. I-shares are traded on a national exchange.

MLP Derivatives .  The Fund may purchase and sell exchange-listed put and call options on MLPs and on various MLP indices.  These derivative  transactions may be used in an attempt to protect against possible changes in the market value of securities held in, or to be purchased for, the Fund’s portfolio resulting from securities markets or currency exchange rate fluctuations, to protect the Fund’s unrealized gains in the value of its portfolio securities, to facilitate the sale of such securities for investment purposes,  or to establish a position in the derivatives markets as a substitute for purchasing or selling particular securities.  Derivative transactions may also be used to enhance potential gain.  The use of derivative transactions is a function of numerous variables including market conditions.  The ability of the Fund to utilize these techniques successfully will depend on the Adviser’s ability to predict market movements, which cannot be assured.  The Fund will comply with applicable regulatory requirements when implementing these strategies, techniques and instruments, and the Fund will segregate assets (or as provided by applicable regulations, enter into certain offsetting positions) to cover its obligations under options to limit leveraging of the Fund.

While the Fund will invest primarily in MLP interests, the Fund may invest up to 20% of its assets in non-MLP equity securities of U.S. and foreign companies primarily engaged in the energy ~~industry~~ sector , which equity securities may include common stocks, preferred and convertible preferred securities, stock warrants and rights, Canadian income and royalty trusts, business trusts, options ~~(including options~~ on ~~equities~~ securities and ~~stock market~~ securities indices~~);~~ , and cash and cash equivalents.  ~~The Fund may use options contracts primarily for hedging purposes.~~

The advisor believes in buying stocks of companies that will produce favorable results over the long-term and, therefore, the Fund does not intend to purchase or sell securities for short-term trading purposes.  However, there is no limit on the advisor’s ability to engage in short-term transactions and the advisor may sell a stock without regard to portfolio ~~holding~~ turnover if the adviser identifies other investments it deems more attractive than current holdings, if the security achieves the adviser's target valuation, if the MLP investment experiences an adverse development or a change in management or management philosophy, ~~or~~ when the advisor determines that its expectations and those of the market are mismatched~~.~~ , or for temporary defensive purposes. Active trading by the advisor could result in high portfolio turnover.

The Fund is not a diversified fund, which means that its investment results may be dependent upon the results of fewer investments than other mutual funds that are diversified.

Principal Risks

All investments involve risks, and the Fund cannot guarantee that it will achieve its investment objective.  An investment in the Fund is not insured or guaranteed by any government agency.  As with any mutual fund investment, the Fund’s returns and share price will fluctuate, and you may lose money by investing in the Fund.  Below are some of the specific risks of investing in the Fund.

•
MLP Risk.  MLPs involve risks that differ from investments in common stocks, including risks related to limited control and limited rights to vote on matters affecting the MLP, risks related to potential conflicts of interest between the MLP and its general partner, cash flow risks, dilution risks and risks related to the general partner’s limited call right, as described in more detail in the prospectus.   MLPs are subject to various risks related to the underlying operating companies they control, including dependence upon specialized management skills and the risk that such companies may lack or have limited operating histories. The success of the Fund’s investments also will vary depending on the underlying industry represented by the MLP’s portfolio.

•	Concentration Risk~~/~~ . Under normal circumstances, the Fund concentrates its investments in the energy sector.
•
Energy ~~Industry~~ Sector Risk.   Energy sector companies are highly sensitive to events relating to international politics, governmental regulatory policies, including energy conservation and tax policies, fluctuations in supply and demand, environmental liabilities, threats of terrorism and to changes in exchange rates or interest rates. When the Fund invests in MLPs that operate energy-related businesses, its return on investment will be highly dependent on energy prices, which can be highly volatile.  MLPs that operate energy sector companies also can be affected by supply and demand for oil and gas, costs relating to exploration and production and the success of such explorations, access to capital, as well as by general economic conditions. Weak demand for the energy products and services in general, as well as negative developments in the world markets would adversely impact the Fund’s value. ~~Oil and gas exploration~~ The supply of energy and ~~production~~  the profitability of energy sector companies can be significantly affected by extreme weather, by natural disasters and by ~~other events that cause environmental damages, or if~~ depletion of underlying oil and gas reserves ~~attributable to such companies are depleted~~ .  Energy sector companies are subject to substantial government regulation and changes in government regulations may affect the profitability of such companies. Costs of compliance or remediation of environmental damages incurred by energy sector companies may not be recoverable and may increase over time if stricter environmental laws are enacted.  The Fund will select its investments in MLPs from the current small pool of issuers and, thus, demand for investment opportunities in MLPs that operate energy-related businesses may exceed the supply, which could make it difficult to operate the Fund .

•
Market Risk.  The prices of securities held by the Fund may decline in response to certain events taking place around the world, including those directly involving the MLPs owned by the Fund; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency, interest rate and commodity price fluctuations.  The equity securities purchased by the Fund may involve large price swings and potential for loss.  Investors in the Fund should have a long-term perspective and be able to tolerate potentially sharp declines in value.

•
Management Risk. The Adviser’s judgments about the attractiveness, growth prospects and value of a particular MLP interest in which the Fund invests may prove to be incorrect and there is no guarantee that individual companies will perform as anticipated. Although the Adviser has experience managing discretionary private accounts that invest in MLPs and other securities, the Adviser has no prior experience managing a registered investment company that invests in MLPs.

•
Commodities Risk. Investments by underlying MLPs in steel, metal, and other commodities may subject the Fund to greater volatility. The commodities markets may fluctuate widely based on a variety of factors including changes in overall market movements (such as changes in the demand for commodities), domestic and foreign political and economic events and policies, war, acts of terrorism, changes in domestic or foreign interest rates or inflation rates, changes in investor expectations concerning interest rates or inflation rates, and investment and trading activities of mutual funds, hedge funds and commodities funds.

•
MLP Tax Risk~~.  Unlike other mutual funds, which are not subject to taxes at the entity level, the Fund is treated as a corporation for federal and state income tax purposes, and will pay U.S. federal and state income taxes on its taxable income.~~ s.

~~o~~
~~Deferred Tax Risk.~~  MLPs do not pay U.S. federal income tax at the partnership level. Rather, each partner is allocated a share of the partnership’s income, gains, losses, deductions and expenses. A change in current tax law, or a change in the underlying business mix of a given MLP, could result in an MLP being treated as a corporation for U.S. federal income tax purposes, which would result in ~~such~~  the MLP being required to pay U.S. federal income tax (as well as state and local income taxes) on its taxable income. The classification of an MLP as a corporation for U.S. federal income tax purposes would have the effect of reducing the amount of cash available for distribution by the MLP. ~~Thus, if~~ If any ~~of the MLPs~~ MLP in which the Fund invests were treated as ~~corporations~~ a corporation for U.S. federal income tax purposes, it could result in a reduction of the value of ~~an~~ the Fund’s investment in the ~~Fund~~ MLP and lower income to the Fund .

o
The portion, if any, of a distribution received by the Fund as the holder of an MLP interest that is offset by the ~~MLP's~~ MLP’s tax deductions or losses generally will be treated as a return of capital to the extent of the ~~Fund's~~ Fund’s tax basis in the MLP interest, which will cause income or gain to be higher, or losses to be lower, upon the sale of the MLP interest by the Fund. The final portion of the ~~annual~~ distributions received by the Fund from underlying MLPs that are considered return of capital will not be known until the Fund receives ~~a Schedule~~ Schedules K-1 ~~with respect to each~~ from all of its MLP investments. ~~Distributions~~

•	Fund Tax Risks .
o
The Fund is subject to U.S. federal income tax on its taxable income at rates applicable to corporations (currently at a maximum rate of 35%) as well as state income taxes.   Unlike most mutual funds, the Fund will not enjoy flow-through tax treatment but instead will be taxed as a regular corporation for U.S. federal income tax purposes.  Because of the Fund’s concentration in MLPs, the Fund is not eligible to elect to be treated as a regulated investment company under the Code.  The Fund’s strategy of investing primarily in MLPs and electing to be taxed as a regular corporation, rather than as a regulated investment company for U.S. federal income tax purposes, is a new and untested investment strategy for mutual funds.

o
In calculating the Fund’s daily NAV in accordance with generally accepted accounting principles, the Fund will account for its deferred tax liability and/or asset balances.   The Fund will accrue a deferred income tax liability balance, at the currently effective statutory U.S. federal income tax rate (currently 35%) plus an estimated state and local income tax rate, for its future tax liability associated with the capital appreciation of its investments and the distributions received by the Fund on equity securities of MLPs considered to be a return of capital and for any net operating gains.  Any deferred tax liability balance will reduce the Fund’s NAV.  Upon the Fund’s sale of an MLP, the Fund will be liable for previously deferred taxes.  If the Fund is required to sell MLPs to meet redemption requests, the Fund may recognize gains for U.S. federal, state and local income tax purposes, which will result in corporate income taxes imposed on the Fund.

o
A portion of the Fund’s distributions to shareholders ~~from the Fund that are~~ may be treated as a return of capital and would not be subject to U.S. federal income tax, but would have the effect of reducing a shareholder's basis in ~~the~~ his or her Fund shares ~~of the Fund~~, which would cause gains to be higher, or losses to be lower, upon the sale of shares by ~~such~~  the shareholder.

•	Deferred Tax Assets and Liabilities Risk; Potential NAV Decline
o
The Fund will accrue a deferred tax asset balance, which reflects an estimate of the Fund’s future tax benefit associated with net operating losses and unrealized losses.  Any deferred tax asset balance will increase the Fund’s NAV.  To the extent the Fund has a deferred tax asset balance, the Fund will assess whether a valuation allowance, which would offset the value of some or all of the Fund’s deferred tax asset balance, is required, considering all positive and negative evidence related to the realization of the Fund’s deferred tax asset.  The Fund intends to assess whether a valuation allowance is required to offset some or all of any deferred tax asset balance in connection with the calculation of the Fund’s NAV per share each day; however, to the extent the final valuation allowance differs from the estimates of the Fund used in calculating the Fund’s daily NAV, the application of such final valuation allowance could have a material impact on the Fund’s NAV.

o
The Fund’s deferred tax liability and/or asset balances are estimated based on effective tax rates expected to apply to taxable income in the years such balances are realized.  The Fund will rely to some extent on information provided by MLPs regarding the tax characterization of the distributions made by such MLPs, which may not be provided to the Fund on a timely basis, to estimate the Fund’s deferred tax liability and/or asset balances for purposes of financial statement reporting and determining its NAV.  The Fund’s estimates regarding its deferred tax liability and/or asset balances are made in good faith; however, the daily estimate of the Fund’s deferred tax liability and/or asset balances used to calculate the Fund’s NAV could vary dramatically from the Fund’s actual tax liability, and, as a result, the determination of the Fund’s actual tax liability may have a material impact on the Fund’s NAV.   From time to time, the Fund may modify its estimates or assumptions regarding its deferred tax liability and/or asset balances as new information becomes available.  Modifications of the Fund’s estimates or assumptions regarding its deferred tax liability and/or asset balances and any applicable valuation allowance, changes in generally accepted accounting principles or related guidance or interpretations thereof, limitations imposed on net operating losses (if any) and changes in applicable tax law could result in increases or decreases in the Fund’s NAV per share, which could be material.

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Liquidity Risk.  Although ~~common units of~~ certain MLPs trade on national securities exchanges, ~~certain MLP securities~~ others may trade less frequently than those of larger companies due to their smaller capitalizations. In the event that certain MLP securities experience limited trading volumes, the prices of such MLPs may display abrupt or erratic movements at times. Additionally, it may be more difficult for the Fund to buy and sell significant amounts of MLPs without an unfavorable impact on prevailing market prices. As a result, MLPs may be difficult to dispose of at a fair price at the times when the adviser believes it is desirable to do so. The Fund’s investment in securities that are less actively traded or over time experience decreased trading volume may restrict its ability to take advantage of other market opportunities or to dispose of securities. This also may affect adversely the Fund’s ability to make dividend distributions to shareholders.

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Issuer Risk.  The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, lack of affordable or available financing (or inability to refinance) operations, financial leverage and reduced demand for the issuer’s products or services.

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Small- and Mid-Cap Company Risk.  Securities of companies with small and medium market capitalizations are often more volatile and less liquid than investments in larger companies.  Small and medium cap companies may face a greater risk of business failure, which could increase the volatility of the Fund’s portfolio.

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Options Risk. Option contracts are derivative transactions that involve additional risks.  When the Fund purchases a call or put option, it assumes the risk of losing its entire premium invested in the option.

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Portfolio Turnover Risk. At times, the Fund may have a portfolio turnover rate that exceeds 100%.  A high portfolio turnover would result in correspondingly greater brokerage commission expenses and may result in the distribution to shareholders of additional capital gains for tax purposes.  These factors may negatively affect the Fund’s performance.

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Non-Diversification Risk.   The Fund is a non-diversified, open-end management investment company and may invest a greater portion of its assets in a more limited number of issuers than a diversified fund.  As a result, changes in the financial condition or market assessment of a single issuer may cause greater fluctuations in the value of the Fund’s shares.

Performance

The Fund recently commenced operations and has no performance history.  After completion of its initial calendar year of operations, the Fund will present these items and compare its performance to the performance of the S&P 500 Index. The Fund will provide a brief explanation of information showing how its average annual returns over various periods compare with those of the Index. Past performance of the Fund is not necessarily an indication of how it will perform in the future.

Performance data current to the most recent month end may be obtained by calling 1-855-MLP-FUND (1-855-657-3863) or accessed on the Fund’s website at www.MainGate Funds .com.

Portfolio Management

Investment Adviser – ~~MainGate~~ Chickasaw Capital Management LLC

Portfolio Managers – The following portfolio managers ~~will be~~ have been jointly responsible for the day-to-day management of the Fund from the date of its inception:

Matthew G. Mead                                                      ~~Managing Member~~ Principal
Geoffrey P. Mavar                                                    ~~Managing Member~~   Principal
David N. Fleischer, CFA                                         ~~Member~~   Principal

Purchase and Sale of Fund Shares

Minimum Initial Investment $2,500 for Class A shares $1,000,000 for Class I shares	To Place Buy or Sell Orders: U.S. Mail: MainGate MLP Fund Overnight: [Name of Fund] c/o U.S. Bancorp Fund Services, LLC P. O. Box 701 Milwaukee, WI 53201-0701 By Phone: 1-855-MLP-FUND (1-855-657-3863)
Minimum Subsequent Investments $100 for Class A shares $10,000 for Class I shares	Overnight: MainGate MLP Fund c/o U.S. Bancorp Fund Services, LLC 615 East Michigan Street, 3rd Floor Milwaukee, WI 53202

You may sell or redeem shares through your dealer or financial adviser.  Please contact your financial intermediary directly to find out of additional requirements apply.

Tax Information

The Fund’s distributions are taxable and will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan, IRA or 529 college savings plan.  Tax-deferred arrangements may be taxed later upon withdrawal of monies from those accounts.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase Fund shares through a broker-dealer or other financial intermediary (such as a bank or trust company), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create conflicts of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary’s website for more information.

ADDITIONAL INFORMATION ABOUT THE FUND’S
PRINCIPAL STRATEGIES AND RELATED RISKS

Additional Information about Principal Investment Strategies of the Fund

Unlike most mutual funds, the Fund will not enjoy flow-through tax treatment but instead will be taxed as a regular corporation for U.S. federal income tax purposes.  Because of the Fund’s concentration in MLPs, the Fund is not eligible to elect to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”).  Accordingly, the Fund is subject to U.S. federal income tax on its taxable income at rates applicable to corporations (currently at a maximum rate of 35%) as well as state income taxes.  The investment strategy of investing primarily in MLPs and electing to be taxed as a regular corporation, rather than as a regulated investment company for U.S. federal income tax purposes, is a new and untested investment strategy for mutual funds such as the Fund.

The adviser specifically focuses on MLP interests that it deems attractive in the current market based on the following considerations:

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MLPs often have stable distributions and attractive growth profiles.  The adviser seeks MLPs that continue their record of achieving earnings growth through operational expansion, rate increases, and acquisitions.  Over the past several years many of the major oil companies have divested midstream energy assets, providing an opportunity for MLPs to acquire these assets at attractive valuations. Divestitures may continue and may facilitate further attractive acquisition opportunities for MLPs.  Since MLPs tend to distribute most of their available cash to unit holders, the adviser believes that distributions should continue to increase as MLPs increase their earnings.

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MLPs in certain industries that operate strategically important assets typically generate stable, predictable cash flows.  For example, certain MLPs operate midstream energy assets that provide the core infrastructure for delivery of energy products to consumers, such as the pipeline delivery of petroleum products.  The adviser believes that due to the fee-based nature of certain MLPs, unrelated to commodity prices, and the long-term importance of their midstream energy assets, these MLPs are positioned to generate stable cash flows throughout economic cycles due to the inelastic nature of demand. MLP product pipelines tend to be regulated by federal and state authorities to ensure that rates are fair, and may include inflationary rate increases which provide an environment for highly predictable cash flows.

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High barriers to entry.  The adviser typically seeks MLPs with larger asset bases and significant operations, which may enjoy a competitive advantage over other entities seeking to enter the sector. Because of the difficulty in creating new rights-of-way, particularly in densely populated regions, the relatively lower cost of expansion projects on existing systems and the high cost of constructing midstream energy assets, as well as the difficulty of developing the expertise necessary to comply with the regulations governing the operation of such assets, the barriers to enter the midstream energy sector are high.

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Inefficient market.  Because of a lack of broad institutional ownership and in depth research, the market for MLPs often inefficient, an opportunity which the Fund will seek to exploit.  Historically, there has been a lack of MLP ownership for many institutional investors. Because MLPs often generate unrelated business taxable income, tax-exempt investors such as pension plans, endowments, employee benefit plans, and individual retirement accounts have not traditionally been MLP investors.  MLPs are held predominantly by taxable U.S. retail investors. Because of the perceived tax-reporting burdens and complexities associated with MLP investments, MLPs have historically appealed only to certain retail investors.  The adviser believes that due to this limited focus, the market for MLPs can experience inefficiencies which the adviser will seek to exploit.

~~Although recognizing the possibility of greater investment risk, it is anticipated that the Fund will invest in smaller, less-seasoned MLPs if the adviser believes there is an opportunity to achieve the overall investment objective of the Fund by making such investments.  Investments in these companies may involve greater financial risk and more limited trading liquidity.~~

To qualify as a MLP and to not be taxed as a corporation, a partnership must receive at least 90% of its income from qualifying sources as set forth in Section 7704(d) of the Internal Revenue Code. These qualifying sources include natural resource-based activities such as the exploration, development, mining, production, processing, refining, transportation, storage and marketing of mineral or natural resources. MLPs generally have two classes of owners, the general partner and limited partners. The general partner is typically owned by a major energy company, an investment fund, the direct management of the MLP or is an entity owned by one or more of such parties. An MLP’s general partner may be structured as a private or publicly traded corporation or other entity. The general partner typically controls the operations and management of the MLP through an up to 2% equity interest in the MLP plus, in many cases, ownership of common units and subordinated units. Limited partners typically own the remainder of the partnership, through ownership of common units, and have a limited role in the partnership’s operations and management.

Although recognizing the possibility of greater investment risk, it is anticipated that the Fund will invest in smaller, less-seasoned MLPs if the adviser believes there is an opportunity to achieve the overall investment objective of the Fund by making such investments.  Investments in these companies may involve greater financial risk and more limited trading liquidity.  The adviser intends to effect portfolio transactions that are longer term in nature but, on occasion may engage in shorter term transactions with a significant portion of the Fund’s portfolio.  Accordingly, the turnover rate for the Fund’s portfolio may at times exceed that of other investment companies.

     While the Fund will invest primarily in MLP interests, the Fund may invest up to 20% of its assets in equity securities of U.S. and foreign companies primarily engaged in the energy ~~industry~~ sector , which equity securities may include common stocks, preferred and convertible preferred securities, stock warrants and rights, Canadian income and royalty trusts, business trusts, options (including options on equities and stock market indices); and cash and cash equivalents.  The Fund ~~may~~ will use options contracts primarily for hedging purposes.

When market conditions dictate a more defensive investment strategy, the Fund may, on a temporary basis, hold cash or invest a portion or all of its assets in money-market instruments including obligations of the U.S. government, its agencies or instrumentalities, other high-quality debt securities, including prime commercial paper, repurchase agreements and bank obligations, such as bankers’ acceptances and certificates of deposit. Under normal market conditions, the potential for capital appreciation on these securities will tend to be lower than the potential for capital appreciation on other securities that may be owned by the Fund. In taking such a defensive position, the Fund would temporarily not be pursuing its principal investment strategies and may not achieve its investment objective.

The Fund may sell a portfolio holding if the adviser identifies other investments it deems more attractive than current holdings, if the security achieves the adviser's target valuation, if the MLP investment experiences an adverse development or a change in management or management philosophy, or when the advisor determines that its expectations and those of the market are mismatched.

The Fund’s portfolio turnover rate is expected to be approximately 125% of the average value of its portfolio during its initial year of operations.

Additional Information about Principal Risks of Investing in the Fund

All investments involve risks, and the Fund cannot guarantee that it will achieve its investment objective.  An investment in the Fund is not insured or guaranteed by any government agency.  As with any mutual fund investment, the Fund’s returns and share price will fluctuate, and you may lose money by investing in the Fund..  Below are some of the specific risks of investing in the Fund.

•	MLP Risk. Investments in securities of MLPs involve risks that differ from an investment in common stock.
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Holders of units of MLPs have more limited control rights and limited rights to vote on matters affecting the MLP as compared to holders of stock of a corporation. For example, unitholders may not elect the general partner or the directors of the general partner and they have limited ability to remove an MLPs general partner.

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MLPs are controlled by their general partners, which generally have conflicts of interest and limited fiduciary duties to the MLP, which may permit the general partner to favor its own interests over the MLPs.

o	General partners of MLPs often have limited call rights that may require unitholders to sell their common units at an undesirable time or price.
o	MLPs may issue additional common units without unitholder approval, which would dilute existing unitholders, including the Fund’s ownership interest.
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The Fund expects to derive substantially all of its cash flow from investments in equity securities of MLPs or entities taxed as MLPs. The amount of cash that the Fund will have available to pay or distribute to you depends entirely on the ability of the MLPs that the Fund owns to make distributions to their partners and the tax character of those distributions. Neither the Fund nor its adviser has control over the actions of underlying MLPs. The amount of cash that each individual MLP can distribute to its partners will depend on the amount of cash it generates from operations, which will vary from quarter to quarter depending on factors affecting the energy infrastructure market generally and on factors affecting the particular business lines of the MLP. Available cash will also depend on the MLPs’ level of operating costs (including incentive distributions to the general partner), level of capital expenditures, debt service requirements, acquisition costs (if any), fluctuations in working capital needs and other factors. Part of the Fund's investment objective is to generate income, and the Fund's investments may not distribute the expected or anticipated levels of cash, resulting in the risk that the Fund may not be able to meet its stated investment objective.

•	Concentration Risk~~/Energy Industry Risk~~. . Under normal circumstances, the Fund concentrates its investments in the energy sector.
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Energy Sector Risk .   Energy infrastructure companies are subject to risks specific to the industry they serve. Risks inherent in the energy infrastructure business of these types of MLPs include the following:

o
Commodity Price Risk . Processing, exploration and production, and coal MLPs may be directly affected by energy commodity prices. The volatility of commodity prices can indirectly affect certain other MLPs due to the impact of prices on the volume of commodities transported, processed, stored or distributed. Pipeline MLPs generally are not subject to direct commodity price exposure because they do not own the underlying energy commodity, while propane MLPs do own the underlying energy commodity. The adviser seeks to invest in high quality MLPs that are able to mitigate or manage direct margin exposure to commodity price levels. The MLP sector can be hurt by market perception that MLPs’ performance and distributions are directly tied to commodity prices.

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Commodity Risk . The profitability of MLPs, particularly processing and pipeline MLPs, may be materially impacted by the volume of natural gas or other energy commodities available for transporting, processing, storing or distributing. A significant decrease in the production of natural gas, oil, coal or other energy commodities, due to a decline in production from existing facilities, import supply disruption, depressed commodity prices or otherwise, would reduce revenue and operating income of MLPs and, therefore, the ability of MLPs to make distributions to partners.

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Demand Risk . A sustained decline in demand for crude oil, natural gas and refined petroleum products could adversely affect MLP revenues and cash flows. Factors that could lead to a decrease in market demand include a recession or other adverse economic conditions, an increase in the market price of the underlying commodity, higher taxes or other regulatory actions that increase costs, or a shift in consumer demand for such products. Demand may also be adversely impacted by consumer sentiment with respect to global warming and/or by any state or federal legislation intended to promote the use of alternative energy sources, such as ethanol, hydrogen and bio-fuels.

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Depletion Risk . A portion of any one MLP’s assets may be dedicated to natural gas reserves and other commodities that naturally deplete over time, which could have a materially adverse impact on an MLP’s ability to make distributions if the reserves are not replaced.

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Third-Party Risks . Some MLPs are dependent on third parties to conduct their exploration and production activities and shortages in crews or drilling rigs due to high costs or reduced availability can adversely impact such MLPs.

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Capital Risk . MLPs employ a variety of means of increasing cash flow, including raising capital, increasing utilization of existing facilities, expanding operations through new construction or acquisitions, or securing additional long-term contracts. Thus, some MLPs may be subject to construction risk, acquisition risk or other risk factors arising from lack of capitalization and their specific business strategies. MLPs that require additional capital may be unable to locate sufficient capital on terms that are commercially feasible or advantageous and as a result, the MLP may be required to modify its growth and operating plans.  A significant slowdown in large energy companies’ disposition of energy infrastructure assets and other merger and acquisition activity in the energy MLP industry could reduce the growth rate of cash flows received by the Fund from MLPs that grow through acquisitions.

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Regulatory Risks . The profitability of MLPs could be adversely affected by changes in the regulatory environment. Most MLPs’ assets are heavily regulated by federal and state governments in diverse matters, such as the way in which certain MLP assets are constructed, maintained and operated and the prices MLPs may charge for their services. Such regulation can change over time in scope and intensity. For example, a particular byproduct of an MLP process may be declared hazardous by a regulatory agency and unexpectedly increase production costs. Moreover, many state and federal environmental laws provide for civil as well as regulatory remediation, thus adding to the potential exposure an MLP may face.

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Weather Risk . Extreme weather patterns, such as hurricanes, could result in significant volatility in the supply of energy and power and could adversely impact the value of the securities in which the Fund invests. This volatility may create fluctuations in commodity prices and earnings of companies in the energy infrastructure industry.

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Interest Rates Risks . A rising interest rate environment could adversely impact the performance of MLPs. Rising interest rates could limit the capital appreciation of equity units of MLPs as a result of the increased availability of alternative investments at competitive yields with MLPs. Rising interest rates also may increase an MLP’s cost of capital. A higher cost of capital could limit growth from acquisition/expansion projects and limit MLP distribution growth rates.

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Terrorism Risk . Since the September 11, 2001 attacks, the U.S. Government has issued public warnings indicating that energy assets, specifically those related to pipeline infrastructure, production facilities and transmission and distribution facilities, might be specific targets of terrorist activity. The continued threat of terrorism and related military activity likely will increase volatility for prices in natural gas and oil and could affect the market for products of MLPs.

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Environmental Risk .  There is an inherent risk that MLPs may incur environmental costs and liabilities due to the nature of their businesses and the substances they handle. For example, an accidental release from wells or gathering pipelines could subject them to substantial liabilities for environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury and property damage, and fines or penalties for related violations of environmental laws or regulations. Moreover, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase the compliance costs of MLPs, and the cost of any remediation that may become necessary. MLPs may not be able to recover these costs from insurance. Specifically, the operations of wells, gathering systems, pipelines, refineries and other facilities are subject to stringent and complex federal, state and local environmental laws and regulations. Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations. Certain environmental statutes and analogous state laws and regulations, impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed of or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances or other waste products into the environment. Voluntary initiatives and mandatory controls have been adopted or are being discussed both in the United States and worldwide to reduce emissions of “greenhouse gases” such as carbon dioxide, a by-product of burning fossil fuels, and methane, the major constituent of natural gas. These measures and future measures could result in increased costs to certain companies in which the Fund may invest to operate and maintain facilities and administer and manage a greenhouse gas emissions program and may reduce demand for fuels that generate greenhouse gases and that are managed or produced by companies in which the Fund may invest. In the wake of a Supreme Court decision holding that the Environmental Protection Agency (“EPA”) has some legal authority to deal with climate change under federal Clean Air Act of 1990, as amended (the “Clean Air Act”), the EPA and the Department of Transportation jointly wrote regulations to cut gasoline use and control greenhouse gas emissions from cars and trucks. These measures, and other programs addressing greenhouse gas emissions, could reduce demand for energy or raise prices, which may adversely affect the total return of certain of the Fund’s investments. MLPs may be subject to increased environmental regulations and increased liability for environmental contamination, which may be enacted in response to the 2010 Deepwater Horizon oil spill.

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Market Risk. The prices of securities held by the Fund may decline in response to certain events taking place around the world, including those directly involving the companies whose securities are owned by the Fund; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency, interest rate and commodity price fluctuations.  The equity securities purchased by the Fund may involve large price swings and potential for loss.  Investors in the Fund should have a long-term perspective and be able to tolerate potentially sharp declines in value.

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Management Risk. The adviser’s skill in choosing appropriate investments for the Fund will play a large part in determining whether the Fund is able to achieve its investment objective. The adviser’s judgments about the attractiveness, growth prospects and value of a particular MLP interest in which the Fund invests may prove to be incorrect and there is no guarantee that individual companies will perform as anticipated. If the portfolio manager’s assessment is incorrect, it could result in significant losses in the Fund’s investment in those securities, which can also result in possible losses overall for the Fund.

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Commodities Risk.  Investments by underlying MLPs in steel, metal, and other commodities may subject the Fund to greater volatility.  The stock prices for companies in the commodities markets may fluctuate widely based on a variety of factors.  These include changes in overall market movements (including demand for commodities), domestic and foreign political and economic events and policies, war, acts of terrorism, changes in domestic or foreign interest rates and/or investor expectations concerning interest rates, domestic and foreign inflation rates and/or investor expectations concerning inflation rates and investment and trading activities of mutual funds, hedge funds and commodities funds.

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MLP Tax Risk s .  Unlike other mutual funds, which are not subject to taxes at the entity level, the Fund is treated as a corporation for federal and state income tax purposes, and will pay federal and state income taxes on its taxable income.

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The Fund’s ability to meet its investment objective will depend on the level of taxable income, dividends and distributions it receives from the MLPs and other securities of energy infrastructure companies in which it invests. The benefit you are expected to derive from the Fund’s investment in MLPs depends largely on the MLPs being treated as partnerships for federal income tax purposes. As a partnership, an MLP has no federal income tax liability at the entity level. If, as a result of a change in current law or a change in an MLP’s business, an MLP were treated as a corporation for federal income tax purposes, the MLP would be obligated to pay federal income tax (as well as state and local income taxes) on its income at the corporate tax rate. If an MLP were classified as a corporation for federal income tax purposes, the amount of cash available for distribution would be reduced and part or all of the distributions the Fund receives might be taxed entirely as dividend income. Therefore, treatment of one or more MLPs as a corporation for federal income tax purposes could affect the Fund’s ability to meet its investment objective and would reduce the amount of cash available to pay or distribute to you.

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The Fund will be a limited partner in the MLPs in which it invests. As a result, it will be allocated a pro rata share of income, gains, losses, deductions and credits from those MLPs regardless of whether they distribute any cash to the Fund. Historically, a significant portion of income from such MLPs has been offset by tax deductions and losses. The Fund will incur a current tax liability on that portion of an MLP’s income and gains that is not offset by tax deductions and losses. The Fund generally is subject to U.S. federal income tax on its taxable income at the graduated rates applicable to corporations (currently at a maximum rate of 35%) and is subject to state and local income tax by reason of its investments in interests of MLPs.  The percentage of an MLP’s income and gains which is offset by tax deductions and losses will fluctuate over time for various reasons. The portion, if any, of a distribution received by the Fund as the holder of an MLP interest that is offset by the MLP's tax deductions or losses generally will be treated as a return of capital. However, those distributions will reduce the Fund's adjusted tax basis in the interests of the MLP, which will result in an increase in the amount of income or gain (or decrease in the amount of loss) that will be recognized by the Fund for tax purposes upon the sale of any such interests or upon subsequent distributions in respect of such interests. The percentage of an MLP's income and gains that is offset by tax deductions, losses and credits will fluctuate over time for various reasons. A significant slowdown in acquisition activity by MLPs held in the Fund’s portfolio could result in a reduction of accelerated depreciation generated by new acquisitions, which may result in increased current income tax liability to the Fund. The final portion of the distributions received by the Fund from the MLPs that are considered return of capital will not be known until the Fund's receives a schedule K-1 with respect to each of its MLP investments.

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The tax treatment of publicly traded partnerships, such as MLPs, could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis. For example, members of Congress from time to time consider substantive changes to the existing federal income tax laws that affect certain publicly traded partnerships. Any modification to the federal income tax laws and interpretations thereof may or may not be applied retroactively. Specifically, federal income tax legislation has been proposed that would eliminate partnership tax treatment for certain publicly traded partnerships, such as MLPs, and recharacterize certain types of income received from partnerships. Any such changes could negatively impact the value of an investment in MLPs and therefore the value of your investment in the Fund.

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The Fund's tax liability will not be known until the Fund completes its annual tax return. The Fund's tax estimates could vary substantially from the actual liability and therefore the determination of the Fund's actual tax liability may have a material impact on the Fund's NAV. The payment of corporate income taxes imposed on the Fund will decrease cash available for distribution to shareholders of the Fund.

•	Deferred Tax ~~Risk~~. Assets and Liabilities Risks; Potential NAV Decline.
Because the Fund is treated as a regular corporation, or "C" corporation, for U.S. federal income tax purposes, the Fund will incur tax expenses. In calculating the Fund's daily NAV in accordance with generally accepted accounting principles, the Fund will, among other things, account for its deferred tax liability and/or asset balances.
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The Fund will accrue a deferred income tax liability balance, at the currently effective statutory U.S. federal income tax rate (currently 35%) plus an estimated state and local income tax rate, for its future tax liability associated with the capital appreciation of its investments and the distributions received by the Fund on interests of MLPs considered to be return of capital and for any net operating gains. Any deferred tax liability balance will reduce the Fund's NAV.  The portion, if any, of a distribution from an MLP interest received by the Fund that is offset by the MLP's tax deductions or losses will be treated as a return of capital. However, those distributions will reduce the Fund's adjusted tax basis in the interests of the MLP, which will result in an increase in the amount of income or gain (or a decrease in the amount of loss) that will be recognized on the sale of the interest in the MLP by the Fund. Upon the Fund's sale of a portfolio security, the Fund will be liable for previously deferred taxes.

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If the Fund is required to sell portfolio securities to meet redemption requests, the Fund may recognize gains for U.S. federal, state and local income tax purposes, which will result in corporate income taxes imposed on the Fund. No assurance can be given that such taxes will not exceed the Fund's deferred tax liability assumptions for purposes of computing the Fund's NAV per share, which would result in an immediate reduction of the Fund's NAV per share, which could be material.

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The Fund will accrue a deferred tax asset balance which reflects an estimate of the Fund's future tax benefit associated with net operating losses and unrealized losses. Any deferred tax asset balance will increase the Fund's NAV. A deferred tax asset may be used to reduce a subsequent period's income tax expense, subject to certain limitations. To the extent the Fund has a deferred tax asset balance, the Fund will assess whether a valuation allowance, which would offset some or all of the value of the Fund's deferred tax asset balance, is required, considering all positive and negative evidence related to the realization of the Fund's deferred tax asset. The Fund will assess whether a valuation allowance is required to offset some or all of any deferred tax asset balance based on estimates by the Fund in connection with the calculation of the Fund's NAV per share each day; however, to the extent the final valuation allowance differs from the estimates of the Fund used in calculating the Fund's daily NAV, the application of such final valuation allowance could have a material impact on the Fund's NAV.

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The Fund's deferred tax liability and/or asset balances are estimated using estimates of effective tax rates expected to apply to taxable income in the years such balances are realized. The Fund will rely to some extent on information  provided by MLPs regarding the tax characterization of the distributions made by such MLPs, which may not be provided to the Fund on a timely basis, to estimate the Fund's deferred tax liability and/or asset balances for purposes of financial statement reporting and determining its NAV. The Fund's estimates regarding its deferred tax liability and/or asset balances are made in good faith; however, the periodic estimate of the Fund's deferred tax liability and/or asset balances used to calculate the Fund's NAV could vary dramatically from the Fund's actual tax liability, and, as a result, the determination of the Fund's actual tax liability may have a material impact on the Fund's NAV. From time to time, the Fund may modify its estimates or assumptions regarding its deferred tax liability and/or asset balances as new information becomes available. Modifications of the Fund's estimates or assumptions regarding its deferred tax liability and/or asset balances and any applicable valuation allowance, changes in generally accepted accounting principles or related guidance or interpretations thereof, limitations imposed on net operating losses (if any) and changes in applicable tax law could result in increases or decreases in the Fund's NAV per share, which could be material.

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Liquidity Risk.  Although common units of MLPs trade on various securities exchanges, certain MLP securities may trade less frequently than those of larger companies due to their smaller capitalizations. In the event certain MLP securities experience limited trading volumes, the prices of such MLPs may display abrupt or erratic movements at times. Additionally, it may be more difficult for the Fund to buy and sell significant amounts of such securities without an unfavorable impact on prevailing market prices. As a result, these securities may be difficult to dispose of at a fair price at the times when the adviser believes it is desirable to do so. The Fund’s investment in securities that are less actively traded or over time experience decreased trading volume may restrict its ability to take advantage of other market opportunities or to dispose of securities. This also may affect adversely the Fund’s ability to make dividend distributions to you.

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Issuer Risk.  The value of an MLP security may decline for a number of reasons which directly relate to the issuer, such as management performance, lack of affordable or available financing (or inability to refinance) operations, financial leverage and reduced demand for the issuer’s products or services.

•	Small- and Mid-Cap Company Risk. To the extent the Fund invests in smaller capitalization companies, the Fund will be subject to additional risks. These include:
o	The earnings and prospects of smaller companies are more volatile than larger companies.
o	Smaller companies may experience higher failure rates than do larger companies.
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The trading volume of securities of smaller companies is normally less than that of larger companies and, therefore, may disproportionately affect their market price, tending to make them fall more in response to selling pressure than is the case with larger companies.

o	Smaller companies may have limited markets, product lines or financial resources and may lack management experience.
•
Options Risk.  When the Fund sells call options, it receives cash but limits its opportunity to profit from an increase in the market value of the underlying stock beyond the exercise price (plus the premium received).  When the Fund sells put options the Fund receives the option premium, but will lose money if a decrease in the value of the underlying stock causes the Fund’s costs to cover its obligations upon exercise to increase to a level higher than the option premium the Fund received.  The Fund may terminate a position in an option it has sold by buying it back in the open market prior to expiration.  The Fund will lose money if the cost to buy back the option position is higher than the premiums originally received, due to a rise in the price of the underlying stock, in the case of calls, or a decline in the price of the underlying stock, in the case of puts.  Increases in the volatility of the underlying stock can also cause the price of the options to increase, thus increasing the Fund’s cost to cover its obligations. When the Fund purchases a call or put option, it assumes the risk of losing its entire premium invested in the option.

•
Portfolio Turnover Risk. At times, the Fund may have a portfolio turnover rate that exceeds 100%.  A high portfolio turnover would result in correspondingly greater brokerage commission expenses and may result in the distribution to shareholders of additional capital gains for tax purposes.  These factors may negatively affect the Fund’s performance.

•
Non-Diversification Risk.   The Fund is a non-diversified, open-end management investment company and may invest a greater portion of its assets in a more limited number of issuers than a diversified fund.  As a result, changes in the financial condition or market assessment of a single issuer may cause greater fluctuations in the value of the Fund’s shares.  Because the Fund will not elect to be treated as a regulated investment company under the Code, the Fund may invest a larger proportion of its assets in securities of a single issuer that typically permitted under the Code.

Is the Fund right for you?

The Fund may be suitable for:
•	Long-term investors seeking total return; and
•	Investors willing to accept greater price fluctuations in their investments than the typical equity mutual fund .

General

The investment objective of the Fund may be changed without shareholder approval; except that the Fund may not change its policy of investing at least 80% of its assets in MLP interests during normal market conditions without at least 60 days prior written notice to shareholders.

From time to time, the Fund may take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies, in attempting to respond to adverse market, economic, political or other conditions.  For example, the Fund may hold up to 100% of its assets in cash or cash equivalents, such as short-term U.S. government securities, money market instruments, other investment companies including money market funds and exchange-traded funds, investment grade fixed income securities, or repurchase agreements.  To the extent consistent with the Fund’s principal strategies as described above, including its policy to invest at least 80% in MLP interests during normal market conditions, the Fund may invest in these instruments at any time to maintain liquidity or pending selection of investments in accordance with its investment strategies.  To the extent that the Fund engages in these temporary or defensive measures, the Fund may not achieve its investment objective.

Portfolio Holdings

A description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available in the Fund’s Statement of Additional Information.

ACCOUNT INFORMATION

How To Buy Shares

Accounts may only be opened by persons with a valid social security number or tax identification number and permanent U.S. street address.  Mailing addresses containing only a P.O. Box will not be accepted.    We will sell shares to investors residing outside the U.S. if they have U.S. military APO or FPO addresses, but otherwise do not sell Fund shares to investors residing outside the U.S., Puerto Rico, Guam and the U.S. Virgin Islands, even if they are U.S. citizens or lawful permanent residents of the U.S. In compliance with the USA Patriot Act of 2001, please note that the Transfer Agent will verify certain information on your Account Application as part of the Fund’s Anti-Money Laundering Program.  As requested on the Application, you must supply your full name, date of birth, social security number or tax identification number and permanent street address.  Please note that your application may be returned, and your account may not be opened, if you fail to provide the required information. Please contact the Transfer Agent at 1-855-MLP-FUND (1-855-657-3863) if you need additional assistance when completing your Application. If we do not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received.  The Fund may also reserve the right to close the account within ~~5~~ five business days if clarifying information/documentation is not received. If we close your account because we are unable to verify your identity, your investment will be subject to market fluctuation, which could result in a loss of a portion of your principal investment.

Class A shares can be purchased directly through the Fund’s distributor or other financial institutions, which may charge transaction fees with respect to your purchase.  Class A shares require an initial minimum investment of $2,500 and minimum subsequent investments of $100.  Class I shares require an initial minimum investment of $1,000,000 and minimum subsequent investments of $1,000.  Class A shares charge a 0.25% 12b-1 fee, and are offered to individual investors through mutual fund supermarkets or other platforms offered by broker-dealers, 401(k) plans, banks, or trust companies that have entered into an agreement with the Fund’s distributor. Class I shares do not pay any 12b-1 fees.  You may be eligible to purchase both classes of shares.  If so, you should compare the fees and expenses applicable to each class and decide which is better for you.  Depending on the size and frequency of your transactions, as well as the length of time you intend to hold the shares, you may pay more with one class than you would with the other.

The adviser may waive the minimums or sales load imposed on Class A shares at its discretion.   Front end sales charges on Class A shares may be waived by the adviser for the following purchasers: (1)  any affiliate of the adviser or any of the Fund’s officers or trustees; (2) registered representatives of any broker-dealer authorized to sell Fund shares; (3) members of the immediate families of any of the foregoing; (4) fee-based investment advisers, financial planners, bank trust departments or registered broker-dealers who are purchasing on behalf of their customers; and (5) retirement, profit-sharing and pension plans that invest $1 million or more or that have more than 100 participants.  You should contact your broker-dealer or other financial institution to determine whether that institution is authorized to accept purchase and redemption orders on the Fund’s behalf.

The Fund may waive or lower investment minimums for investors who invest in the Fund through an asset-based fee program made available through a financial intermediary.  If your investment is aggregated into an omnibus account established by an investment adviser, broker or other intermediary, the account minimums apply to the omnibus account, not to your individual investment, however, the financial intermediary may also impose minimum requirements that are different from those set forth in this prospectus.  If you choose to purchase or redeem shares directly from the Fund, you will not incur charges on purchases and redemptions.  However, if you purchase or redeem shares through a broker-dealer or another intermediary, you may be charged a fee by that intermediary.

Initial Purchase

By Mail - Your initial purchase request must include:

                    •  a completed and signed investment application form; and
•	a personal check with name pre-printed (subject to the minimum amounts) made payable to ~~[~~MainGate~~]~~ MLP Fund;
•	an indication of whether Class A or Class I shares are to be purchased.

    All checks must be in U.S. Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders.  The Fund also does not accept cashier’s checks in amounts of less than $10,000.  To prevent check fraud, the Fund will not accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares.  We are unable to accept post dated checks, post dated on-line bill pay checks, or any conditional order or payment.

The transfer agent will charge a $25.00 fee against a shareholder’s account, in addition to any loss sustained by the Fund, for any payment that is returned.  It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders.  The Fund reserves the right to reject any application.

Mail the application and check to:

U.S. Mail:  MainGate MLP Fund                             Overnight:   MainGate MLP Fund
c/o U.S. Bancorp Fund Services, LLC                     c/o U.S. Bancorp Fund Services, LLC
P. O. Box 701                                                                615 East Michigan Street, 3rd Floor
Milwaukee, WI  53201-0701                                      Milwaukee, WI 53202

The Fund does not consider the U.S. Postal Service or other independent delivery services to be its agents.  Therefore, deposit in the mail or with such services, or receipt at U.S. Bancorp Fund Services, LLC post office box, of purchase applications or redemption requests does not constitute receipt by the transfer agent of the Fund.

By Wire - If you are making your first investment in the Fund, before you wire funds, the transfer agent must have a completed account application.  You may mail or overnight deliver your account application to the transfer agent.  Upon receipt of your completed account application, the transfer agent will establish an account for you.  The account number assigned will be required as part of the instruction that should be provided to your bank to send the wire.  Your bank must include both the name of the Fund you are purchasing, the account number, and your name so that monies can be correctly applied.  Your bank should transmit funds by wire to:

U.S. Bank, N.A.
777 East Wisconsin Avenue
Milwaukee, WI 53202
ABA #075000022
Credit:
U.S. Bancorp Fund Services, LLC
Account #112-952-137
Further Credit:
MainGate MLP Fund
(shareholder registration)
(shareholder account number)

The Fund does not consider the U.S. Postal Service or other independent delivery services to be its agents.  Therefore, deposit in the mail or with such services, or receipt at U.S. Bancorp Fund Services, LLC post office box, of purchase applications or redemption requests does not constitute receipt by the transfer agent of the Fund.

Additional Investments

You may purchase additional shares of the Fund at any time (subject to minimum investment requirements) by mail, wire or automatic investment.  Your share price will be the NAV next calculated after the Transfer Agent or your financial intermediary receives your request in good order. "Good Order" means that your purchase request includes:

•	The name of the Fund
•	The dollar amount of shares to be purchase,
•	Your purchase application or investment stub, and
•	A check or wire payable to the Fund.

All requests received in good order before 4:00 p.m. Eastern time will be processed on that same day.  Requests received after 4:00 p.m. Eastern time will receive the next business day's NAV.

If you are making a subsequent purchase by wire, your bank should wire funds as indicated above.  Before each wire purchase, you should notify the transfer agent of your intent to wire funds.  This will ensure prompt and accurate credit upon receipt of your wire.

Automatic Investment Plan

Once your account has been opened with the initial investment minimum, you may make additional purchases at regular intervals through the Automatic Investment Plan.  This Plan provides a convenient method to have monies deducted from your bank account, for investment into the Fund, on a monthly basis.  In order to participate in the Plan, each additional purchase must meet the required minimum subsequent investment amount for the applicable class, and your financial institution must be a member of the Automated Clearing House (ACH) network.  If your bank rejects your payment, the Fund’s transfer agent will charge a $25 fee to your account.  To begin participating in the Plan, please complete the Automatic Investment Plan section on the account application or call the Fund’s transfer agent at 1-855-MLP-FUND (1-855-657-3863).  Any request to change or terminate your Automatic Investment Plan should be submitted to the transfer agent 5 days prior to effective date.

Tax Sheltered Retirement Plans

Shares of the Fund may be an appropriate investment for tax-sheltered retirement plans, including: individual retirement plans (IRAs); simplified employee pensions (SEPs); 401(k) plans; qualified corporate pension and profit-sharing plans (for employees); 403(b) plans and other tax-deferred investment plans (for employees of public school systems and certain types of charitable organizations); and other qualified retirement plans.  Please contact Shareholder Services at 1-855-MLP-FUND (1-855-657-3863) for information regarding opening an IRA or other retirement account.  Please consult with an attorney or tax adviser regarding these plans.  The adviser has chosen to pay the custodial fees for IRAs.  However, the Fund reserves the right to charge shareholders for this service in the future.

Distribution Plan

The Fund has adopted a compensation plan under Rule 12b-1 with respect to Class A shares pursuant to which the Fund pays a fee of 0.25% of the average daily net assets of Class A shares to the Fund’s adviser or any broker-dealer or financial institution to help defray the cost of distributing Class A shares or servicing Class A shareholders, including sales and marketing expenses.  These fees will, over time, reduce the net investment results of Class A shares and may cost you more than paying other types of sales charges because these fees are paid out of the Fund’s assets on an on-going basis.

Other Purchase Information

The Fund may limit the amount of purchases and refuse to sell shares to any person.  If your check or wire does not clear, you will be responsible for any loss incurred by the Fund.  You may be prohibited or restricted from making future purchases in the Fund.  Checks must be made payable to the Fund.  The Fund and its transfer agent may refuse any purchase order for any reason.  Cash, third party checks (except for properly endorsed IRA rollover checks), counter checks, starter checks, traveler’s checks, money orders, (other than money orders issued by a bank), credit card checks, and checks drawn on non-U.S. financial institutions will not be accepted.

The Fund has authorized certain broker-dealers and other financial institutions (including their designated intermediaries) to accept on its behalf purchase and sell orders.   Investors should contact their broker-dealer or other financial institution, or call the Fund’s toll-free number, to determine whether a broker-dealer or other financial institution is authorized to accept purchase and redemption orders on the Fund’s behalf.   The Fund is deemed to have received an order when the authorized person or designee accepts the order, and the order is processed at the net asset value next calculated thereafter.  It is the responsibility of the broker-dealer or other financial institution to transmit orders promptly to the Fund’s transfer agent.

How To Redeem Shares

You may receive redemption payments by check, federal wire transfer to your pre-established bank account, or funds may be sent via electronic funds transfer through the Automated Clearing House (ACH) network using the bank instructions previously established on your account. Redemption proceeds will typically be sent on the business day following your redemption.  Wires are subject to a $15 fee.  The wire fee will be deducted from proceeds of complete or share certain liquidations.  In the case of dollar certain redemptions, fees will be deducted from the remaining account balance.  There is no charge to have proceeds sent via ACH.  Credit for proceeds sent by ACH is usually available within 2 to 3 days.  In all cases proceeds will be processed within seven calendar days after the Fund receives your redemption request.  The Fund does not intend to redeem shares in any form except cash.  However, if the amount you are redeeming is over the lesser of $250,000 or 1% of the Fund’s net asset value, the Fund has the right to redeem your shares by giving you the amount that exceeds the lesser of $250,000 or 1% of the Fund’s net asset value in securities instead of cash.  In the event that an in-kind distribution is made, a shareholder may incur additional expenses, such as the payment of brokerage commissions, on the sale or other disposition of the securities received from the Fund.  If you redeem your shares through a broker-dealer or other institution, you may be charged a fee by that institution.

By Mail - You may redeem any part of your account in the Fund at no charge by mail.  Your request should be addressed to:

U.S. Mail: MainGate MLP Fund                             Overnight:    MainGate MLP Fund
c/o U.S. Bancorp Fund Services, LLC                   c/o U.S. Bancorp Fund Services, LLC
P. O. Box 701                                                              615 East Michigan Street 3rd Floor
Milwaukee, WI  53201-0701                                     Milwaukee, WI 53202

You may request a redemption by providing a letter of instruction, including your name, the name of the fund you are invested in, the account number, and the share or dollar amount to be redeemed.  Your letter should be signed by all owner(s) on the account and with signature guarantees, if applicable. Requests to sell shares that are received in good order are processed at the net asset value next calculated after the Fund receives your request.

A signature guarantee of each owner will be required in the following situations:

•	When ownership is being changed on your account;
•	When redemption proceeds are payable or sent to any person, address or bank account not on record, if a change of address request has been received by the Transfer Agent within the last 30 days;
•	For all redemptions in excess of $25,000 or other amount from any shareholder account.

Shareholders who have an IRA or other retirement plan must indicate on their redemption request whether or not to withhold federal income tax.  Redemption requests failing to indicate an election not to have tax withheld will generally be subject to 10% withholding.

In addition to the situations described above, the Fund(s) and /or the Transfer Agent reserve the right to require a signature guarantee in other instances based on the circumstances relative to the particular situation.  Signature guarantees will generally be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program and the Securities Transfer Agents Medallion Program (“STAMP”).  A notary public is not an acceptable signature guarantor.  Non financial transactions including establishing or modifying certain services on an account may require a signature verification from a Signature Validation Program member or other acceptable form of authentication from a financial institution source.

By Telephone - You may redeem any part of your account (up to $25,000) in the Fund by calling Shareholder Services at 1-855-MLP-FUND (1-855-657-3863).  You must first complete the Optional Telephone Redemption and Exchange section of the investment application or provide a signed letter of instruction with the proper signature guarantee stamp to institute this option.  The Fund, its transfer agent and custodian are not liable for following redemption or exchange instructions communicated by telephone to the extent that they reasonably believe the telephone instructions to be genuine.  However, if they do not employ reasonable procedures to confirm that telephone instructions are genuine, they may be liable for any losses due to unauthorized or fraudulent instructions.  Procedures employed may include recording telephone instructions and requiring a form of personal identification from the caller.

The Fund or its transfer agent may terminate the telephone redemption procedures at any time.  Telephone trades must be received by or prior to market close.  During periods of high market activity, shareholders may encounter higher than usual call waits.  Please allow sufficient time to place your telephone transaction.  During periods of extreme market activity, it is possible that shareholders may encounter some difficulty in telephoning the Fund, although neither the Fund nor the transfer agent have ever experienced difficulties in receiving and in a timely fashion responding to telephone requests for redemptions or exchanges.  If you are unable to reach the Fund by telephone, you may request a redemption by mail.  Once a telephone transaction has been placed, it cannot be canceled or modified.

Fund Policy on Market Timing

The Fund discourages market timing and will not accommodate frequent purchases and redemptions of Fund shares .  Market timing is an investment strategy using frequent purchases, redemptions and/or exchanges in an attempt to profit from short-term market movements.  Market timing may result in dilution of the value of Fund shares held by long-term shareholders, disrupt portfolio management and increase Fund expenses for all shareholders.  The Board of Trustees has adopted a “purchase blocking policy” that prohibits a shareholder who has redeemed or exchanged Fund shares having a value of greater than $50,000 from making an investment in the Fund for 30 calendar days after such transaction. Third-party intermediaries that hold client accounts as omnibus accounts with the Fund are required to implement this purchase blocking policy or another policy that the Fund determines is reasonably designed to achieve the objective of the purchase blocking policy.

Under the purchase blocking policy, the Fund will not prevent certain purchases and will not block certain redemptions, such as: systematic transactions where the entity maintaining the shareholder account is able to identify the transaction as a systematic redemption or purchase; purchases and redemptions of shares having a value of less than $50,000; retirement plan contributions, loans and distributions (including hardship withdrawals) identified as such on the retirement plan record keeper’s system; and purchase transactions involving transfers of assets, rollovers, Roth IRA conversions and IRA re-characterizations, where the entity maintaining the shareholder account is able to identify the transaction as one of these types of transactions.

Although the Fund is not utilizing a round-trip policy, the Fund’s Transfer Agent employs procedures to monitor trading activity on a periodic basis in an effort to detect excessive short-term trading activities. The procedures currently are designed to enable the Fund to identify undesirable trading activity based on one or more of the following factors: the number of transactions, purpose, amounts involved, period of time involved, past transactional activity, knowledge of current market activity, and trading activity in multiple accounts under common ownership, control or influence, among other factors. Other than the policy described above, the Fund has not adopted a specific rule-set to identify such excessive short-term trading activity. However, as a general matter, the Fund will treat any pattern of purchases and redemptions over a period of time as indicative of excessive short-term trading activity. If the Transfer Agent believes that a shareholder or financial intermediary has engaged in market timing or other excessive, short-term trading activity, it may request that the shareholder or financial intermediary stop such activities or refuse to process purchases or exchanges in the accounts. In its discretion, the Transfer Agent may restrict or prohibit transactions by such identified shareholders or intermediaries. In making such judgments, the Fund and the Transfer Agent seek to act in a manner that they believe is consistent with the best interests of all shareholders. The Transfer Agent also reserve the right to notify financial intermediaries of a shareholder’s trading activity.

If excessive trading is detected in an omnibus account, the Fund shall request that the financial intermediary or plan sponsor take action to prevent the particular investor or investors from engaging in that trading. If the Fund determines that the financial intermediary or plan sponsor has not demonstrated adequately that it has taken appropriate action to curtail the excessive trading, the Fund may consider whether to terminate the relationship. Rejection of future purchases by a retirement plan because of excessive trading activity by one or more plan participants may impose adverse consequences on the plan and on other participants who did not engage in excessive trading. To avoid these consequences, for retirement plans, the Fund generally will communicate with the financial intermediary or plan sponsor and request that the financial intermediary or plan sponsor take action to cause the excessive trading activity by that participant or participants to cease. If excessive trading activity recurs, the Fund may refuse all future purchases from the plan, including those of plan participants not involved in the activity.

Shareholders seeking to engage in excessive trading practices may deploy a variety of strategies to avoid detection, and, despite the efforts of the Fund to prevent their excessive trading, there is no guarantee that the Fund or its agents will be able to identify such shareholders or curtail their trading practices. The ability of the Fund and its agents to detect and curtail excessive trading practices may also be limited by operational systems and technological limitations. Because the Fund will not always be able to detect frequent trading activity, investors should not assume that the Fund will be able to detect or prevent all frequent trading or other practices that disadvantage the Fund. Omnibus or other nominee account arrangements are common forms of holding shares of the Fund, particularly among certain financial intermediaries such as financial advisers, brokers or retirement plan administrators. These arrangements often permit the financial intermediary to aggregate their clients’ transaction and ownership positions in a manner that does not identify the particular underlying shareholder(s) to the Fund. The Fund’s policies and procedures are designed to comply with applicable federal rules requiring them to reach an agreement with each of its financial intermediaries pursuant to which certain information regarding purchases, redemptions, transfers and exchanges of fund shares by underlying beneficial owners through intermediary accounts will be provided to the Fund upon request. However, there can be no guarantee that all excessive, short term, or other trading activity the Fund may consider inappropriate will be detected even with such agreements in place.

The identification of excessive trading activity involves judgments that are inherently subjective and the above actions alone or taken together with other means by which the Fund seeks to discourage excessive trading cannot eliminate the possibility that such trading activity in the Fund will occur. The Fund currently does not charge a redemption fee. The Fund reserves the right, however, to impose such a fee or otherwise modify it policies at any time in the future.

Additional Information

If you are not certain of the requirements for a redemption please call Shareholder Services at 1-855-MLP-FUND (1-855-657-3863).  Redemptions specifying a certain date or share price cannot be accepted and will be returned.  You will be mailed the proceeds on or before the fifth business day following the redemption.  However, payment for redemption made against shares purchased by check will be made only after the check has been collected, which normally may take up to fifteen business days.  Also, when the New York Stock Exchange is closed (or when trading is restricted) for any reason other than its customary weekend or holiday closing, or under any emergency circumstances (as determined by the Securities and Exchange Commission) the Fund may suspend redemptions or postpone payment dates.  You may be assessed a fee if the Fund incurs bank charges because you direct the Fund to re-issue a redemption check.

Because the Fund incurs certain fixed costs in maintaining shareholder accounts, the Fund may require you to redeem all of your shares in the Fund on 30 days’ written notice if the value of your shares in the Fund is, due to redemptions, less than $250 for Class A shares and $10,000 for Class I shares, or such other minimum amount as the Fund may determine from time to time.  You may increase the value of your shares in the Fund to the minimum amount within the 30-day period.  All shares of the Fund are also subject to involuntary redemption if the Board of Trustees determines to liquidate the Fund.  In such event, the Fund will provide notice to shareholders, but the Fund will not be required to obtain shareholder approval prior to such liquidation. An involuntary redemption will create a capital gain or capital loss, which may have tax consequences about which you should consult your tax adviser.

Determination of Net Asset Value

The price you pay for your shares is based on the Fund’s net asset value per share (“NAV”) for the applicable class.  The NAV ~~of~~  per share for each class of shares of the Fund is ~~calculated at~~ determined once daily as of the close of regular trading ~~(normally 4:00 p.m. Eastern time)~~ on ~~each day~~ the New York Stock Exchange (~~“NYSE”) is open for business (the NYSE is closed on weekends, most Federal holidays and Good Friday).  For each class, the NAV is calculated~~ normally 4:00 p.m. Eastern time) each day the Exchange is open for trading. The Board reserves the right to calculate the NAV per share and adjust the offering price more frequently than once daily if deemed desirable. NAV per share for each class is determined by dividing the ~~total~~  value of the Fund’s portfolio securities, cash and other assets ~~of the class~~ (including accrued interest and ~~dividends accrued but not yet received) minus the~~ the Fund’s deferred tax asset, if any, less any applicable valuation allowance) attributable to such class, less all liabilities ~~of that class~~ (including accrued expenses~~)~~ and the Fund’s deferred tax liability, if any) attributable to such class, by the total number of shares of the class outstanding. Differences in NAVs per share of each class of the Fund’s shares are generally expected to be due to the daily expense accruals of the 12b-1 service fees applicable to Class A shares.   Requests to purchase and sell shares are processed at the applicable NAV next calculated after the Fund receives your order in proper form.

The Fund’s assets generally are valued at their market value. Securities which are traded on any exchange or on the NASDAQ over-the-counter market are valued at the closing price reported by the exchange on which the securities are traded.  Lacking a closing price, a security is valued at its last bid price except when, in the adviser’s opinion, the last bid price does not accurately reflect the current value of the security.  If market quotations are not readily available or do not reflect a fair value, or if an event occurs after the close of the trading market but before the calculation of the NAV that materially affects the value, the security will be valued by the Fund’s adviser at a fair value (the amount which the Fund might reasonably expect to receive for the security upon its current sale) as determined in good faith by the adviser according to procedures established by the Board of Trustees and under the Board’s ultimate supervision .  Fair valuation also is permitted if, in the adviser’s opinion, the validity of market quotations appears to be questionable based on factors such as evidence of a thin market in the security based on a small number of quotations, a significant event occurs after the close of a market but before the Fund’s NAV calculation that may affect a security’s value, or the adviser is aware of any other data that calls into question the reliability of market quotations.  Without fair valuation, short-term traders could take advantage of the arbitrage opportunity and dilute the NAV of long-term investors.  Fair valuation of the Fund’s portfolio securities can serve to reduce arbitrage opportunities available to short-term traders.  However, there is no assurance that fair valuation policies will prevent dilution of the Fund’s NAV by short-term traders, or that the Fund will realize fair valuation upon the sale of a security.

Because of the Fund’s concentration in MLPs, the Fund is not eligible to elect to be treated as a regulated investment company under the Code.   In calculating the Fund’s daily NAV in accordance with generally accepted accounting principles, the Fund will account for its deferred tax liability and/or asset balances.   The Fund will accrue a deferred income tax liability balance, at the currently effective statutory U.S. federal income tax rate (currently 35%) plus an estimated state and local income tax rate (currently 3%), for its future tax liability associated with the capital appreciation of its investments and the distributions received by the Fund on equity securities of MLPs considered to be a return of capital and for any net operating gains.  Any deferred tax liability balance will reduce the Fund’s NAV.  Upon the Fund’s sale of an MLP, the Fund will be liable for previously deferred taxes.  If the Fund is required to sell MLPs to meet redemption requests, the Fund may recognize gains for U.S. federal, state and local income tax purposes, which will result in corporate income taxes imposed on the Fund.

The Fund will accrue a deferred tax asset balance, which reflects an estimate of the Fund’s future tax benefit associated with net operating losses and unrealized losses.  Any deferred tax asset balance will increase the Fund’s NAV.  To the extent the Fund has a deferred tax asset balance, the Fund will assess whether a valuation allowance, which would offset the value of some or all of the Fund’s deferred tax asset balance, is required, considering all positive and negative evidence related to the realization of the Fund’s deferred tax asset.  The Fund intends to assess whether a valuation allowance is required to offset some or all of any deferred tax asset balance in connection with the calculation of the Fund’s NAV per share each day; however, to the extent the final valuation allowance differs from the estimates of the Fund used in calculating the Fund’s daily NAV, the application of such final valuation allowance could have a material impact on the Fund’s NAV.

The Fund’s deferred tax liability and/or asset balances are estimated based on effective tax rates expected to apply to taxable income in the years such balances are realized.  The Fund will rely to some extent on information provided by MLPs regarding the tax characterization of the distributions made by such MLPs, which may not be provided to the Fund on a timely basis, to estimate the Fund’s deferred tax liability and/or asset balances for purposes of financial statement reporting and determining its NAV.  The Fund’s estimates regarding its deferred tax liability and/or asset balances are made in good faith; however, the daily estimate of the Fund’s deferred tax liability and/or asset balances used to calculate the Fund’s NAV could vary substantially from the Fund’s actual tax liability, and, as a result, the determination of the Fund’s actual tax liability may have a material impact on the Fund’s NAV.   From time to time, the Fund may modify its estimates or assumptions regarding its deferred tax liability and/or asset balances as new information becomes available.  Modifications of the Fund’s estimates or assumptions regarding its deferred tax liability and/or asset balances and any applicable valuation allowance, changes in generally accepted accounting principles or related guidance or interpretations thereof, limitations imposed on net operating losses (if any) and changes in applicable tax law could result in increases or decreases in the Fund’s NAV per share, which could be material.

The Fund’s strategy of investing primarily in MLPs and electing to be taxed as a regular corporation, rather than as a regulated investment company for U.S. federal income tax purposes, is a new and untested investment strategy for mutual funds.   This strategy involves complicated and accounting, tax, NAV and valuation issues that may cause the Fund to differ significantly from most other open-end registered investment companies.  This may result in unexpected and potentially significant accounting, tax and valuation consequence for the Fund and its shareholders.  In addition, accounting, tax and valuation procedures in this area are still developing, and there may not always be a clear consensus among industry participants as to the most appropriate approach.  This may result in changes over time in the practices applied by the Fund, which, in turn, could have material adverse consequences on the Fund and its shareholders.

Dividends, Distributions and Taxes

Dividends and Distributions.  It is the policy of the Fund each fiscal ~~year~~ quarter to distribute substantially all of its net ~~investment~~ income , after taxes (i.e., generally, the income that it earns from cash distributions and interest on its investments, and any capital gains, net of expenses). The Fund anticipates that, due to the tax characterization of cash distributions made by MLPs, a significant portion of the Fund’s distributions to shareholders will consist of return of capital for U.S. federal income tax purposes. In general, a distribution will constitute a return of capital to a shareholder, rather than a dividend, to the extent such distribution exceeds the Fund’s current and accumulated earnings and profits. The portion of any distribution treated as a return of capital will not be subject to tax currently, but will result in a corresponding reduction in a shareholder’s basis in the Fund’s shares and in the shareholder’s recognizing more gain or less loss (that is, will result in an increase of a shareholder’s tax liability) when the shareholder later sells shares of the Fund.  Distributions in excess of a shareholder’s adjusted tax basis in its shares are generally treated as capital gains. Unless requested otherwise by a shareholder, dividends and other distributions will be automatically reinvested in additional shares of the Fund at the NAV per share in effect on the day after the record date.  ~~The Trust is an open-end registered investment company under the 1940 Act. As such, the Fund is generally limited under the 1940 Act to one distribution in any one taxable year of long-term capital gains realized by the Fund. In this regard, that portion of the Fund’s income which consists of gain realized by the Fund on a sale of equity units in an MLP (other than the portion of such gain representing recapture income) will constitute long-term capital gain subject to this limitation. Cash distributions received by the Fund from the MLPs in which the Fund invests generally will not constitute long-term capital gain, except to the extent that (i) such MLP distributions relate to long-term capital gain realized by the MLP on a sale by the MLP of any of its assets or (ii) the distributions received from a particular MLP exceed the Fund’s tax basis in its equity units in such MLP.  The Fund does not expect that a material portion of the cash distributions it receives from MLPs in which it invests will constitute long-term capital gain.~~

Individuals who invest in the Fund through IRAs or other tax-deferred arrangements generally will be liable for taxes on dividend income distributed by the Fund when monies are withdrawn from the tax-deferred arrangement.

If you elect to receive distributions and/or capital gains paid in cash, and the U.S. Postal Service cannot deliver the check, or if a check remains outstanding for six months, the Fund reserves the right to reinvest the distribution check in your account, at the Fund's current net asset value, and to reinvest all subsequent distributions.

Certain U.S. Federal Income Tax Matters.  The following is a general summary of certain U.S. federal income tax considerations affecting the Fund and investors in the Fund. This discussion does not purport to be complete or to deal with all aspects of federal income taxation that may be relevant to you in light of your particular circumstances or to investors who are subject to special rules, such as banks, thrift institutions and certain other financial institutions, real estate investment trusts, regulated investment companies, insurance companies, brokers and dealers in securities or currencies, certain securities traders, S corporations, individual retirement accounts, certain tax-deferred accounts or foreign investors.

Unless otherwise noted, this discussion assumes that you are a U.S. Shareholder and that you hold Fund shares as capital assets. For purposes of this summary, a “U.S. Shareholder” means a beneficial owner of the Fund’s shares that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the U.S., (ii) a corporation or other entity taxable as a corporation created in or organized under the laws of the U.S. or any state of the U.S., (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (A) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or (B) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. If a partnership holds shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold shares should consult their tax advisors.

The following discussion is based upon the Internal Revenue Code, Treasury Regulations, judicial authorities, published positions of the IRS and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to change or differing interpretations (possibly with retroactive effect). No ruling has been or will be sought from the IRS regarding any matter discussed in this prospectus. Counsel to the Fund has not rendered any legal opinion regarding any tax consequences relating to the Fund or your investment in the Fund. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax information set out below.

Tax matters are complicated, and the tax consequences of an investment in and holding of the Fund’s shares will depend on the particular facts of each investor’s situation. You are advised to consult your own tax advisors with respect to the application to your own circumstances of the general federal income tax rules described below and with respect to other federal, state, local or foreign tax consequences to you before making an investment in the Fund’s shares.

Federal Income Taxation of the Fund.  Although the Internal Revenue Code generally provides that a regulated investment company does not pay an entity-level income tax, provided that it distributes all or substantially all of its income, the Fund does not meet current tests for qualification as a regulated investment company under Subchapter M of the Internal Revenue Code because of the fact that most or substantially all of the Fund’s investments will consist of investments in certain MLPs intended to be treated as partnerships for federal income tax purposes. The regulated investment company tax rules therefore do not apply to the Fund or to its shareholders. As a result, the Fund is treated as a corporation for federal and state income tax purposes, and will pay federal and state income tax on its taxable income.

The Fund invests primarily in MLPs, which generally are intended to be treated as partnerships for federal income tax purposes. As a partner in the MLPs, the Fund must report its allocable share of the MLPs’ taxable income or loss in computing the Fund’s taxable income or loss, regardless of the extent (if any) to which the MLPs make distributions. Based upon the adviser’s review of the historic results of MLP investment by the ~~types~~ adviser on behalf of ~~MLPs in which the Fund invests~~ its private client accounts , the adviser expects that the cash flow received by the Fund with respect to its MLP investments will generally exceed the taxable income allocated to the Fund (and this excess generally will not be currently taxable to the Fund but, rather, will result in a reduction of the Fund’s adjusted tax basis in each MLP as described in the following paragraph).  This is the result of a variety of factors, including significant non-cash deductions, such as accelerated depreciation. ~~There~~  Past performance is not necessarily an indication of future results and there is no assurance that the adviser’s expectation regarding the tax character of MLP distributions will be realized. If this expectation is not realized and cash distributions are less than the taxable income allocated to the Fund , there may be greater tax expense borne by the Fund and less cash available to distribute to ~~you~~ shareholders or to pay to expenses.

The Fund will be subject to U.S. federal income tax at the regular corporate income tax rates on the Fund’s share of any taxable income from the investment in MLPs and on gain recognized by the Fund on any sale of equity securities of an MLP. As explained above, cash distributions from an MLP to the Fund that exceed the Fund’s allocable share of such MLP’s net taxable income will reduce the Fund’s adjusted tax basis in the equity securities of the MLP. These reductions in the Fund’s adjusted tax basis in the MLP equity securities will increase the amount of gain (or decrease the amount of loss) recognized by the Fund on a subsequent sale of the securities of an MLP.

Federal Income Taxation of Holders of the Fund’s Shares — U.S. Shareholders.

Receipt of Distributions.  Distributions made to you by the Fund (other than distributions in redemption of shares subject to Section 302(b) of the Internal Revenue Code) will generally constitute taxable dividends to the extent of your allocable share of the Fund’s current or accumulated earnings and profits, as calculated for federal income tax purposes. Generally, a corporation’s earnings and profits are computed based upon taxable income, with certain specified adjustments. As explained above, based upon the historic performance of the types of MLPs in which the Fund intends to invest, the adviser anticipates that the distributed cash from the MLPs generally will exceed the Fund’s share of the MLPs’ taxable income. Consequently, the adviser anticipates that only a portion of the Fund’s distributions will be treated as dividend income to you. To the extent that distributions to you exceed your allocable share of the Fund’s current and accumulated earnings and profits, your basis in the Fund’s shares with respect to which the distribution is made will be reduced, which will increase the amount of gain (or decrease the amount of loss) realized upon a subsequent sale or redemption of such shares. To the extent you hold such shares as a capital asset and have no further basis in the shares to offset the distribution, you will report the excess as capital gain.

Because the Fund will invest a substantial portion of its assets in MLPs, special rules will apply to the calculation of the Fund's earnings and profits. For example, the Fund's earnings and profits will be calculated using the straight-line depreciation method rather than the accelerated depreciation method. This difference in treatment may, for example, result in the Fund's earnings and profits being higher than the Fund's taxable income in a particular year if the MLPs in which the Fund invests calculate their income using accelerated depreciation. Because of these differences, the Fund may make distributions in a particular year out of earnings and profits (treated as dividends) in excess of the amount of the Fund's taxable income for such year.

Distributions to you from the Fund treated as dividends under the foregoing rules generally will be taxable as ordinary income to you but are generally expected to be treated as “qualified dividend income” to eligible taxpayers.  Under current federal income tax law, qualified dividend income received by individuals and other noncorporate shareholders is taxed at long-term capital gain rates, which currently reach a maximum of 15%. ~~However, the favorable tax treatment applicable to qualified dividends received by noncorporate shareholders of the Fund is set to expire beginning after December 31, 2010 and, thus, qualifying dividend income will thereafter be subject to U.S. federal income tax at the rates applicable to ordinary income (which rates are scheduled to increase at that time to a maximum rate of 39.6%), unless further Congressional action is taken.~~ For a dividend to constitute qualified dividend income, the shareholder generally must hold the shares paying the dividend for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, although a longer period may apply if the shareholder engages in certain risk reduction transactions with respect to the common stock.

In addition to constituting qualified dividend income to noncorporate investors, such dividends are expected to be eligible for the dividends received deduction available to corporate shareholders of the Fund under Section 243 of the Internal Revenue Code. However, corporate shareholders of the Fund should be aware that certain limitations apply to the availability of the dividends received deduction, including rules which limit the deduction in cases where (i) certain holding period requirements are not met, (ii) a corporate shareholder of the Fund is obligated (e.g., pursuant to a short sale) to make related payments with respect to positions in substantially similar or related property, or (iii) the corporate shareholder’s investment in shares of the Fund is financed with indebtedness. Corporate shareholders of the Fund should consult their own tax advisors regarding the application of these limitations to their particular situations.

If you participate in the Fund’s automatic dividend reinvestment plan, upon the Fund’s payment of a dividend to you, you will be treated for federal income tax purposes as receiving a taxable distribution from the Fund in an amount equal to the fair market value of the shares issued to you under the plan. The portion of such a distribution that is treated as dividend income will be determined under the rules described above.

Redemptions and Sales of Shares.  A redemption of common shares will be treated as a sale or exchange of such shares, provided the redemption either: (i) is not essentially equivalent to a dividend; (ii) is a substantially disproportionate redemption; (iii) is a complete redemption of a shareholder’s entire interest in the Fund; or (iv) is in partial liquidation of the Fund. Redemptions that do not qualify for sale or exchange treatment will be treated as described in “Receipt of Distributions” above.

Upon a redemption treated as a sale or exchange under the foregoing rules, or upon a sale of your shares to a third party, you generally will recognize capital gain or loss equal to the difference between the cost of your shares and the amount you receive when you sell them. Any such capital gain or loss will be a long-term capital gain or loss if you held the shares for more than one year at the time of disposition. Long-term capital gains of noncorporate shareholders of the Fund (including individuals) are currently subject to U.S. federal income taxation at a maximum rate of 15~~% (scheduled to increase to 20% for taxable years beginning on or after January 1, 2011).~~ %. Long-term capital gains of a corporate shareholder are subject to minimum Federal income tax rate of 35%.  The deductibility of capital losses for both corporate and non-corporate shareholders of the Fund is subject to limitations under the Code.

Investment by Tax-Exempt Investors and Regulated Investment Companies. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on their unrelated business taxable income, or UBTI. Because the Trust is a corporation for federal income tax purposes, an owner of the Fund’s shares will not report on its federal income tax return any items of income, gain, loss and deduction that are allocated to the Fund from the MLPs in which the Fund invests. Moreover, dividend income from, and gain from the sale of, corporate stock generally does not constitute UBTI unless the corporate stock is debt-financed. Therefore, a tax-exempt investor will not have UBTI attributable to its ownership, sale, or the redemption of the Fund’s shares unless its ownership is debt-financed. In general, shares are considered to be debt-financed if the tax-exempt owner of the shares incurred debt to acquire the shares or otherwise incurred a debt that would not have been incurred if the shares had not been acquired. Similarly, the income and gain realized from an investment in the Fund’s shares by an investor that is a regulated investment company will constitute qualifying income for the regulated investment company.

Foreign, State and Local Taxes.  It is possible that the Fund may be liable for foreign, state and local taxes payable in the country, state or locality in which it is a resident or doing business or in a country, state or locality in which an MLP in which the Fund invests conducts or is deemed to conduct business.

Backup Withholding.  Federal regulations generally require the Fund to withhold and remit to the U.S. Treasury a “backup withholding” tax with respect to dividends and the proceeds of any redemption paid to you if you fail to furnish the Fund or the Fund’s paying agent with a properly completed and executed IRS Form W-9, Form W-8BEN, or other applicable form. Furthermore, the Service may notify the Fund to institute backup withholding if the Service determines that your TIN is incorrect or if you have failed to properly report taxable dividends or interest on a federal tax return. A TIN is either the Social Security number or employer identification number of the record owner of the account. Any tax withheld as a result of backup withholding does not constitute an additional tax imposed on the record owner of the account and may be claimed as a credit on the record owner’s federal income tax return. The backup withholding rate is currently 28% ~~and is scheduled to increase on January 1, 2011~~.

Because your tax situation is unique, you should consult your tax professional about federal, state and local tax consequences.

ADDITIONAL INFORMATION ABOUT MANAGEMENT OF THE FUND

Adviser

~~MainGate~~ Chickasaw Capital Management LLC, 6075 Poplar Avenue, Suite 402, Memphis, Tennessee 38119, serves as the adviser to the Fund.  The adviser has overall supervisory management responsibility for the general management and investment of the Fund’s portfolio.  The adviser sets the Fund’s overall investment strategies, identifies securities for investment, determines when securities should be purchased or sold, selects brokers or dealers to execute transactions for the Fund’s portfolio and votes any proxies solicited by portfolio companies.  Although the advisor has no prior experience managing a mutual fund, the advisor has been managing client accounts that invest in MLPs and other securities on a discretionary basis using the same investment strategies that it will use to manage the Fund since 2003.

The Fund is obligated to pay the adviser a management fee equal to 1.25% of the Fund’s average daily net assets.   The adviser has paid the offering expenses of the Fund, and contractually has agreed to waive its management fee and/or reimburse certain operating expenses, but only to the extent necessary so that the total annual operating expenses, excluding brokerage fees and commissions; borrowing costs, such as (a) interest and (b) dividend expenses on securities sold short; taxes; any indirect expenses, such as such as expenses incurred by other investment companies in which the Fund may invest; 12b-1 fees, and extraordinary expenses, do not exceed 1.50% of the average daily net assets of each class.  The contractual agreement is in effect through March 31, 2012.  The offering expenses and each fee waiver and expense reimbursement by the adviser are subject to repayment by the Fund within the three fiscal years following the fiscal year in which that particular waiver or expense was incurred, provided that the Fund is able to make the repayment without exceeding the above expense limitation.

The adviser, not the Fund, may pay certain Financial Intermediaries a fee for providing distribution related services and/or for performing certain administrative servicing functions for Fund shareholders to the extent these institutions are allowed to do so by applicable statute, rule or regulation.  The Fund may from time to time purchase securities issued by Financial Intermediaries that provide such services; however, in selecting investments for the Fund, no preference will be shown for such securities.

Portfolio Managers

The Fund’s portfolio managers have day-to-day responsibility for managing the Fund’s portfolio and are jointly responsible for making the investment decisions for the Fund.  A majority of the portfolio managers must approve the purchase of any new portfolio companies and the sale of existing portfolio companies.  The Fund’s portfolio managers are:

Matthew G. Mead - Matthew G. Mead is a Managing Member of the Adviser.  Prior to co-founding the adviser in 2003, Mr. Mead joined Goldman Sachs & Co. in 1992 and served as a Vice President in the Private Wealth Management Group until 2001.  Mr. Mead has advised families with substantial wealth throughout his career and began managing portfolios including MLP assets on a discretionary basis during his tenure at Goldman Sachs.  He has diverse investment experience across public and private equity, fixed income, and derivative markets.  In September 2001, Mr. Mead co-founded Green Square Capital Management, LLC (“GSCM”), where he was a partner until October 2003.  Mr. Mead is the President of Chickasaw Securities, LLC, a subsidiary of the Adviser that is registered as a broker-dealer and a member of FINRA/SIPC.  He has been a member of the Board of Directors of Oakworth Capital Bank in Birmingham, AL since 2008.  Mr. Mead earned an MBA from the Fuqua School of Business, Duke University in 1992 and a B.S. with a double major in Economics and Finance from Birmingham-Southern College in 1990.

Geoffrey P. Mavar - Geoffrey P. Mavar is a Managing Member of the Adviser.  Prior to co-founding the adviser in 2003, Mr. Mavar joined Goldman Sachs & Co. in 1990 and served as a Vice President in the Private Wealth Management Group until 2001.  Mr. Mavar has advised families with substantial wealth throughout his career and began managing portfolios including MLP assets on a discretionary basis while at Goldman Sachs.  In September, 2001, Mr. Mavar co-founded GSCM, where he was a partner until October 2003.  Mr. Mavar is the Chief Financial Officer of Chickasaw Securities, LLC.  Mr. Mavar received his MBA in Finance from The Owen Graduate School of Management, Vanderbilt University, in 1990 and earned his B.A. from the University of Mississippi in 1984. He is a past member of the Alumni Board of Directors of The Owen Graduate School of Management, Vanderbilt University, having served from 1998 to April 2007.

David N. Fleischer, CFA - David N. Fleischer is a Member of the Adviser since 2006.  Mr. Fleischer most recently was a Managing Director at Kayne Anderson Capital Advisors, LP, where he served as a portfolio manager for their alternative investment fund and closed-end fund assets that exceeded $1 billion.  Mr. Fleischer was a Managing Director at Goldman Sachs & Co., serving on its Investment Policy and Stock Selection Committees for over 10 years and was the business unit leader for the firm’s energy research. Mr. Fleischer was responsible for investment research of MLPs, natural gas companies and gas utilities, and was an Institutional Investor ranked analyst for 16 consecutive years in natural gas.  Mr. Fleischer graduated from the University of Pennsylvania with a B.A. in Economics in 1970 and received an MBA from The Wharton School of the University of Pennsylvania in 1976.  Mr. Fleischer served four years active duty in the U.S. Navy, attaining the rank of Lieutenant Commander.  He received the Chartered Financial Analyst (CFA) designation in September 1980.

The Fund’s Statement of Additional Information provides additional information about the Fund’s portfolio managers, including their compensation, other accounts that they manage, and ownership of Fund shares.

FINANCIAL HIGHLIGHTS

Financial highlights are not available at this time because the Fund had not commenced operations prior to the date of this Prospectus.

PRIVACY POLICY

The following is a description of the Fund’s policies regarding disclosure of nonpublic personal information that you provide to the Fund or that the Fund collects from other sources.  In the event that you hold shares of the Fund through a broker-dealer or other financial intermediary, the privacy policy of your financial intermediary would govern how your nonpublic personal information would be shared with nonaffiliated third parties.

Categories of Information the Fund Collects.  The Fund collects the following nonpublic personal information about you:

•	Information the Fund receives from you on applications or other forms, correspondence, or conversations (such as your name, address, phone number, social security number, and date of birth); and

•	Information about your transactions with the Fund, its affiliates, or others (such as your account number and balance, payment history, cost basis information, and other financial information).

Categories of Information the Fund Discloses.  The Fund does not disclose any nonpublic personal information about its current or former shareholders to unaffiliated third parties, except as required or permitted by law.  The Fund is permitted by law to disclose all of the information it collects, as described above, to service providers (such as the Fund’s custodian, administrator, transfer agent, accountant and legal counsel) to process your transactions and otherwise provide services to you.

Confidentiality and Security.  The Fund restricts access to your nonpublic personal information to those persons who require such information to provide products or services to you.  The Fund maintains physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information.

Disposal of Information.  The Fund, through its transfer agent, has taken steps to reasonably ensure that the privacy of your nonpublic personal information is maintained at all times, including in connection with the disposal of information that is no longer required to be maintained by the Fund.  Such steps shall include, whenever possible, shredding paper documents and records prior to disposal, requiring off-site storage vendors to shred documents maintained in such locations prior to disposal, and erasing and/or obliterating any data contained on electronic media in such a manner that the information can no longer be read or reconstructed.

FOR MORE INFORMATION

You can find additional information about the Fund in the following documents:

Annual and Semi-Annual Reports:  While the Prospectus describes the Fund’s potential investments, the Annual and Semi-Annual Reports will detail the Fund’s actual investments as of their report dates. The reports will include a discussion by Fund management of recent market conditions, economic trends, and investment strategies that significantly affected Fund performance during the reporting period.

Statement of Additional Information (SAI):  The SAI supplements the Prospectus and contains detailed information about the Fund and its investment restrictions, risks and policies and operations, including the Fund’s policies and procedures relating to the disclosure of portfolio holdings by the Fund’s affiliates. A current SAI for the Fund is on file with the Securities and Exchange Commission and is incorporated into this prospectus by reference, which means it is considered part of this Prospectus.

You can get free copies of the current Annual and Semi-Annual Reports, as well as the SAI, by contacting Shareholder Services at 1-855-MLP-FUND (1-855-657-3863).  You may also request other information about the Fund and make shareholder inquiries.  Alternatively, the Fund’s SAI and Annual and Semi-Annual reports will also be made available, free of charge, at the Fund’s Internet site at www.MainGate Funds .com.

You may review and copy information about the Fund (including the SAI and other reports) at the Securities and Exchange Commission (“SEC”) Public Reference Room in Washington, D.C.  Call the SEC at 1-202-551-8090 for room hours and operation.  You may also obtain reports and other information about the Fund on the EDGAR Database on the SEC’s Internet site at http://sec.govhttp://www.sec.gov, and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address:  publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0109.

Investment Company Act #________________

CHICKASAW CAPITAL MANAGEMENT, LLC

~~_________, 2010~~
January 10, 2011

To:           ~~Chickasaw Capital~~MainGate Trust

~~[address]~~6075 Poplar Avenue, Suite 402
           Memphis, Tennessee 38119

Dear ~~Ladies and Gentlemen~~Sirs:

           We have been engaged as the sole investment adviser to the ~~______~~MainGate MLP Fund (the “Fund”), ~~a~~the initial series of ~~the Chickasaw Capital~~MainGate Trust, a Delaware business trust, pursuant to the Investment Advisory Agreement approved by the Trust’s Board of Trustees on ~~_______ ____, 2010.~~January 10, 2011.

           We hereby agree to pay for the initial organizational and offering expenses of the Fund.  Effective as of ~~________ ____, 2010,~~the date that the Fund commences investment operations, we hereby agree to waive our advisory fee and/or reimburse certain operating expenses of the Fund, but only to the extent necessary ~~to maintain~~so that the Fund’s total annual operating expenses, excluding brokerage fees and commissions; borrowing costs~~,~~ (such as (a) interest and (b) dividend expenses on securities sold short~~; any 12b-1 fees; any administrative services fees~~); taxes; any indirect expenses, such as such as acquired fund fees and expenses ~~incurred by other investment companies in which the Fund may invest~~Fund; 12b-1 fees, and extraordinary ~~litigation~~ expenses, ~~at _______~~do not exceed 1.50% of the ~~Fund’s~~ average daily net assets~~.~~ of each class of the Fund.

This ~~Agreement~~agreement shall continue in place ~~until the earlier to occur of ___________ ____, 2012, or such date as the Fund is liquidated by the Board of Trustees in accordance with the provisions of the Declaration of Trust and Bylaws.~~ through March 31, 2012.  We understand that we may not terminate this ~~Agreement~~agreement prior to ~~such~~this date, except that we may agree to voluntarily ~~agree to~~ lower the expense cap.

           Any ~~waiver or reimbursement~~payment by us of the Fund’s operating expenses is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the ~~particular waiver or reimbursement occurred~~payment was made; provided that the Fund is able to make the repayment without exceeding the ~~above~~1.50% expense limitation.

         Very truly yours,

         CHICKASAW CAPITAL MANAGEMENT, LLC~~.~~

                                                                                               By:  _______________________________

                              Geoffrey Mavar, Principal

Acceptance
The foregoing is hereby accepted.

                                                                                               ~~CHICKASAW CAPITAL~~MAINGATE TRUST

                                                                                               By:  _______________________________

                                                                                                  Matthew Mead, Chief Executive Officer